

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004



OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _____________.

Commission file number 001-13255

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLUTIA INC.
575 Maryville Centre Drive
St. Louis, Missouri 63141

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

Table of Contents

Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2004

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Solutia Inc. Pension and Savings Funds Committee and Participants of Solutia Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Solutia Inc. Savings and Investment Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, Solutia Inc. (the Plan Sponsor) has filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 24, 2005

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,	
	2004	2003
Assets:		
Investments (see Note 4)	$ 1,028,834	$1,033,820
Receivables:		
Contributions	4,581	5,043
Interest & Dividends	896	704
Due from Broker for Securities Sold	911	456
Total Receivables	6,388	6,203
Total Assets	1,035,222	1,040,023
Liabilities:		
Due to Broker for Securities Purchased	1,478	2,038
Other Liabilities	2,083	2,663
Total Liabilities	3,561	4,701
Net Assets Available for Benefits	$ 1,031,661	$1,035,322

See accompanying Notes to Financial Statements.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	Year Ended December 31, 2004
Additions:	
Additions to Net Assets Attributed To:	
Investment Income:	
Net Appreciation in Investments	$ 31,043
Interest	29,277
Dividends	7,074
Total Investment Income	67,394
Contributions:	
Participant	24,610
Employer	10,600
Rollovers	53,457
Total Contributions	88,667
Total Additions	156,061
Deductions:	
Deductions from Net Assets Attributed To:	
Benefits Paid to Participants	(155,102)
Administrative Expenses	(4,620)
Total Deductions	(159,722)
Net Decrease	(3,661)
Net Assets Available for Benefits:	
Beginning of Year	1,035,322
End of Year	$ 1,031,661

See accompanying Notes to Financial Statements.

Notes to Financial Statements
(Amounts in thousands, except share data)

1. Description of Plan

The following description of the Solutia Inc. Savings and Investment Plan (the "Plan" or "SIP") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees of Solutia Inc. (the "Company" or "Solutia"), the plan sponsor, are eligible to participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Solutia Inc., together with its subsidiaries, is a global manufacturer and marketer of a variety of high-performance chemical-based materials. Solutia is a world leader in performance films for laminated safety glass and after-market applications; specialty products such as water treatment chemicals, heat transfer fluids and aviation hydraulic fluids; and an integrated family of nylon products including high-performance polymers and fibers.

On December 17, 2003, Solutia Inc. and its fourteen U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since the Plan is a separate legal entity, distinct from Solutia and its subsidiaries who filed for Chapter 11 protection, the Plan continues to operate as it had prior to this filing, and Plan assets are not subject to creditor claims. Solutia believes that its plan of reorganization will result in cancellation of its existing shares of common stock, and that it is unlikely that holders of Solutia's common stock will receive any consideration for that stock in such a plan of reorganization.

Prior to September 1, 1997, the businesses that formed Solutia were wholly owned by the former Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of Solutia as a dividend to Monsanto stockholders (the "spinoff"). The distribution resulted in the issuance of one share of Solutia's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997.

Effective March 31, 2000, Monsanto merged with Pharmacia & Upjohn. Monsanto was renamed Pharmacia Corporation ("Pharmacia"). Shares of Monsanto stock held in the SIP automatically became shares in Pharmacia on a one-for-one basis and were placed in a Pharmacia Stock Fund. After the merger, the agricultural operations of Pharmacia were transferred to a newly created subsidiary of Pharmacia named Monsanto Company ("New Monsanto"). New Monsanto completed an initial public offering of New Monsanto common stock in October 2000, but Pharmacia retained ownership of approximately 220,000,000 shares of New Monsanto stock.

On August 13, 2002, Pharmacia distributed its remaining shares of New Monsanto stock as a dividend to all Pharmacia shareholders. The distribution resulted in the issuance of 0.170593

(Amounts in thousands, except share data)

shares of New Monsanto for each share of Pharmacia common stock held as of the record date for the dividend. A new fund, the Monsanto Stock Fund, was added to the SIP to accept this dividend.

Effective April 16, 2003, Pharmacia and Pfizer Inc. ("Pfizer") merged. As a result, Pharmacia became a part of Pfizer. Outstanding shares of Pharmacia stock in the Pharmacia Stock Fund were converted to Pfizer common stock at a rate of 1.4 shares of Pfizer stock for each share of Pharmacia stock held on April 16, 2003. In addition, the name of the Pharmacia Stock Fund was changed to the Pfizer Stock Fund.

Participant Contributions

The Plan provides for voluntary participant contributions ranging from 1% to 16% of an employee's eligible pay on a before-tax or after-tax basis, subject to Internal Revenue Service ("IRS") limitations. Contributions may be made entirely before-tax, entirely after-tax or a combination of both, subject to IRS discrimination tests.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan allowed employees age 50 and older during the calendar year to elect to make an additional $3 catch-up contribution during the 2004 plan year. Catch-up contribution amounts are not eligible for employer matching contributions and will increase by $1 each year until 2006. After 2006, the catch-up contribution will be adjusted for inflation in $0.50 increments.

Effective December 15, 2003, employees cannot invest any future employee contributions in the Solutia Employee Stock Fund.

Employer Contributions

Prior to January 1, 2005, employee contributions to the Plan generally were matched 60% by Solutia, up to a maximum of 8% of eligible pay. Prior to December 15, 2003, all employer contributions and related earnings were invested solely in Solutia common stock. Employer contributions made after December 15, 2003 are no longer invested in Solutia common stock, but rather invested according to the employee's current investment elections. Additionally, participants may elect to sell part or all of their Solutia company match account in the Solutia Employer Stock Fund and invest the proceeds in the other available funds.

Investment Options

Participant contributions to the Plan may be invested in 1% increments in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund, the Small Cap Equity Fund, the U.S. Equity Index Fund, the Balanced Fund, the International Equity Fund and the Fixed Income Fund.

Participants also have the option to invest in the following asset allocation funds: the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive

(Amounts in thousands, except share data)

Portfolio Fund and the Aggressive Portfolio Fund. The asset allocation funds invest proportionately in the Large Cap Growth Equity Fund, the Large Cap Value Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Value Equity Fund, the Small Cap Equity Fund, the Fixed Income Fund and the International Equity Fund. Investment proportions are determined by the Company's Pension and Savings Funds Committee, a named fiduciary of the Plan with authority to manage and control assets.

Participants may change the amounts of their contributions and transfer their contributions among the investment options. Prior to December 15, 2003, there were three limitations on transferring existing balances among the investment options: (1) a participant could transfer amounts into the Solutia Employee Stock Fund only to the extent that the total balance of this fund did not exceed 30% of the participant's total investment elections; (2) a participant could transfer amounts out of the Pfizer Stock Fund and the Monsanto Stock Fund (the Non-Employer Stock Funds) but could not transfer amounts into the Non-Employer Stock Funds, participants with a Company Match Account in the Non-Employer Stock Funds could elect to sell part or all of such account and transfer the proceeds to the other available funds, and only contributions invested in the Pfizer Stock Fund made before September 1, 1997 could continue to be invested in the Non-Employer Stock Fund; and (3) a participant could not transfer amounts out of the Solutia Company Match Account if the participant was not 100% vested.

Effective December 15, 2003, the Plan's limitations on transferring existing balances among the investment options were amended as follows: (1) a participant may no longer transfer amounts into the Solutia Employee Stock Fund; and (2) participants may transfer amounts out of the Solutia Company Match Account into other investment options regardless of vesting.

Participant Accounts

Each participant's account is credited with the participant's contributions, Solutia contributions, and the participant's portion of Plan earnings (net of Plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contributions after three years of service.

Participant Loans

Participants who are active employees may obtain loans from their accounts. These participants may have no more than two loans outstanding at any time. Participants can repay an outstanding loan in full at any time with no prepayment penalties. Loans are limited to 50% of the total vested account balance (excluding the portion of the company match account which is invested in Solutia stock), but not more than $50 minus the highest outstanding loan

(Amounts in thousands, except share data)

balance during the previous 12 months. Loans bear interest at fixed interest rates that range from 4.00% to 9.50%, which are commensurate with the prime rate as determined on a quarterly basis, and applied to the participant's loan based upon the fixed quarterly rate in effect at the date of the loan. The minimum loan is $0.50 and the maximum loan repayment term is five years.

Plan Administration
The Plan is administered by the Employee Benefits Plans Committee appointed by Solutia and consists of at least three members. The cost of Plan administration is borne substantially by Plan participants. The trustee of the Plan is The Northern Trust Company, and the recordkeeper of the Plan is Hewitt Associates.

Payment of Benefits
Participant before-tax contributions generally cannot be withdrawn by the participant until age 59-1/2, retirement, disability, death or termination of employment. A participant will pay taxes on the contributions and earnings on those contributions when distributed. Participants may withdraw after-tax employee contributions and earnings with no penalty at any age. Upon completing five years of Plan participation, a participant may withdraw all employer matching contributions. A participant who has less than five years of Plan participation cannot withdraw employer matching contributions received during the prior 24 months or employer matching contributions that are not vested.

Forfeited Accounts
Forfeited non-vested accounts totaled approximately $72 and $452 at December 31, 2004 and December 31, 2003, respectively. These accounts are available to reduce future employer contributions or pay plan expenses.

Plan Termination
Solutia has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' account balances will become fully vested and all participants would then be entitled to a full distribution of their account balances as described and set forth in the Plan document.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition
Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest. Investments other than

(Amounts in thousands, except share data)

guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation consists of realized and unrealized gains and losses. Gains and losses on security transactions are computed on an average cost basis.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. Employee Stock Ownership Plan (ESOP)

In 1991, in connection with the establishment of an ESOP, the Monsanto Savings and Investment Plan issued $100,000 in amortizing notes and $100,000 in amortizing debentures, both guaranteed by Monsanto Company, and borrowed $50,000 from Monsanto Company. In January 1992, the proceeds from the borrowings were used to purchase approximately 18,500 shares of Monsanto Company stock at the average price of $13.40 per share. Shares were released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings were paid.

In connection with the spinoff, a portion of the ESOP debt, totaling $34,873, and a portion of the Monsanto common stock owned by the ESOP, totaling 2,400,000 shares, were transferred to the Plan. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares and issued a $29,500 loan to the trust. Proceeds of the loan were used by the trust to repay substantially all of the assumed third-party debt. Subsequent to the spinoff, the Solutia ESOP trust was required to divest its holdings of Monsanto common shares and invest the proceeds in Solutia common stock resulting in the Plan acquiring approximately 10,700,000 shares. During March 2002, the remaining leveraged ESOP shares were allocated to participant accounts. The ESOP loans to Solutia were repaid in 2002. Solutia's Board of

Directors authorized Solutia to contribute cash, treasury shares or newly issued shares to the Plan to satisfy the matching contribution requirement. Prior to December 15, 2003 and since the last ESOP shares were allocated, Solutia contributed cash to the Plan to satisfy the requirement and the Trustee used cash to acquire Solutia shares in the open market for participant accounts. Effective December 15, 2003, the ESOP component of the Plan was eliminated.

Notes to Financial Statements (continued)
(Amounts in thousands, except share data)

4. Investments

The following table presents the fair value or contract value, as appropriate, of Plan investments.

	December 31, 2004	December 31, 2003
Investments at Fair Value as determined by quoted market price:		
Solutia Common Stock (Company Match Account), 5,323,582 and 6,383,050 shares in 2004 and 2003, respectively	$ 6,229	$ 2,330
Solutia Common Stock (Employee Stock Fund), 686,415 and 1,013,164 shares in 2004 and 2003, respectively	803	371
Pfizer Common Stock, 3,310,268 and 4,085,454 shares in 2004 and 2003, respectively	89,013*	144,339*
Common Collective Funds	65,385	71,459
Common Stocks	296,923	249,881
Preferred Stocks	—	2,235
U.S. Government Securities	32,487	28,406
Corporate Bonds and Debentures	17,404	13,968
Other	4,859	3,228
	513,103	516,217
Investments at Estimated Fair Value:		
Collective Short Term Investment Fund	31,966	27,179
Loans to Participants	13,722	15,371
	45,688	42,550
Investments at Contract Value:		
UBS Warburg Benefit Responsive Liquidity Agreement Contract #3068, 5.48% and 5.77% in 2004 and 2003, respectively	156,681*	158,351*
JP MorganChase Benefit Responsive Agreement Contract #A Solutia 02, 5.48% and 5.77% in 2004 and 2003, respectively	156,681*	158,351*
JP MorganChase Benefit Responsive Agreement Contract #435993, 5.48% and 5.77% in 2004 and 2003, respectively	156,681*	158,351*
	470,043	475,053
Total Plan Investments	$1,028,834	$1,033,820

* Represents an investment 5% or more of the Plan's net assets.

Notes to Financial Statements (continued)
(Amounts in thousands, except share data)

Below are individual investments underlying the synthetic guaranteed investment contracts which are 5% or more of the Plan's net assets:

	December 31,	
	2004	2003
Investments at Fair Value as determined by quoted market price:		
MFB NTGI-QM COLTV Daily Aggregate Bond Indexed Fund-Lndg, 374,334 and 400,849 shares in 2004 and 2003, respectively	$118,943	$122,031
MFO Morgan Stanley Instl Fd Tr Advisory Mtg Portfolio 7,367,327 and 7,331,120 shares in 2004 and 2003, respectively	72,937	73,385

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2004
Investments at Fair Value as determined by quoted market price:	
Solutia Common Stock	$ 5,126
Pfizer Common Stock	(29,589)
Common Collective Funds	7,287
Common Stocks	48,456
Preferred Stocks	25
U.S. Government Securities	(747)
Corporate Bonds and Debentures	(7)
Other	492
Net Appreciation in Investments	$ 31,043

5. Guaranteed Investment Contracts

The Fixed Income Fund currently purchases guaranteed investment contracts with various insurance companies to provide participants the issuers' commitments to repay principal plus resultant earnings.

The rate of return for the synthetic guaranteed and separate account investment contracts generally floats with the return on the underlying assets. Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

The Plan expects to hold these fully benefit responsive guaranteed investment contracts to maturity and, accordingly, these investments are valued at contract value plus accrued interest. Contract value represents contributions made under the contract, plus earnings, less participant

(Amounts in thousands, except share data)

withdrawals and administrative expenses. Fair values are estimated using valuation techniques based on information available as of December 31, 2004 and 2003. The total estimated fair value of the guaranteed investment contracts is $16,612 and $19,155 greater than the contract value at December 31, 2004 and 2003, respectively. The fair value estimates are not necessarily indicative of values the Plan could realize in the market. The average yield for all investment contracts was 5.60% and 6.08% during 2004 and 2003, respectively. The crediting interest rates are based on a formula agreed upon with the issuer and are reset quarterly. The crediting interest rates ranged from 5.42% to 5.79% and 5.77% to 6.33%, for the year ended December 31, 2004 and 2003, respectively.

6. Related-Party Transactions

Certain Plan investments are managed by affiliates of The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services and investment manager oversight amounted to $925 for the year ended December 31, 2004.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2004	2003
Net assets available for benefits per the financial statements	$ 1,031,661	$ 1,035,322
Certain deemed distributions of participant loans	(399)	(488)
Amounts allocated to withdrawing participants	(3,531)	(4,773)
Net assets available for benefits per the Form 5500	$ 1,027,731	$ 1,030,061

(Amounts in thousands, except share data)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2004
Benefits paid to participants per the financial statements	$ 155,102
Add: Amounts allocated to withdrawing participants at December 31, 2004	3,531
Less: Amounts allocated to withdrawing participants at December 31, 2003	(4,773)
Benefits paid to participants per the Form 5500	$ 153,860

The following is a reconciliation of the net decrease per the financial statements to the net income per the Form 5500:

	Year ended December 31, 2004
Net decrease per the financial statements	$ (3,661)
Add: Amounts allocated to withdrawing participants at December 31, 2003	4,773
Less: Amounts allocated to withdrawing participants at December 31, 2004	(3,531)
Certain deemed distributions of participant loans at December 31, 2003	488
Certain deemed distributions of participant loans at December 31, 2004	(399)
Net income per the Form 5500	$ (2,330)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date. Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant ("Deemed Loans"). Amounts associated with Deemed Loans are included in the loan balance reported in the financial statements at December 31, 2004 and 2003, but are removed from the net assets reported on the Form 5500.

8. Tax Status

The IRS determined and informed Solutia by a letter dated June 17, 2003 that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code, subject to the Plan adopting certain amendments on or before September 15, 2003. The Plan has adopted these and other amendments since receiving the determination

(Amounts in thousands, except share data)

letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

9. Securities Lending

As of December 31, 2004, the Plan participated in the Northern Trust Lending Program for securities held in custody at Northern Trust. These securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities, and shall not be less than 102%. Collateral received is invested in an AAA-rated money market fund, which consists of high quality, short-term money market investments. The value of loaned securities amounted to $135,971 and $119,515 at December 31, 2004 and 2003, respectively.

10. Subsequent Event

Effective January 1, 2005, the Company Match changed for the nonunion portion of the population to match 100% up to a maximum of 7% of eligible pay. The Company Match for the union population will continue to be matched 60% by Solutia, up to a maximum of 8% of eligible pay.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, ITEM 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
U.S. Government Securities- (SOLDV)	Face Value		
FHLMC GOLD G80138 8.5 12-17-2018	344,512	366,313	376,905
FHLMC GROUP #D10211 7.5 MTG PARTN CTF DUE 02-01-2009 REG	25,051	25,696	26,178
FHLMC MULTICLASS SER 1832 CL F 6.5 MTG PARTN CTF DUE 03-15-2011 REG	750,000	742,266	783,965
FHLMC POOL #273014 8.25 04-01-2011	14,008	14,486	14,464
FHLMC POOL #G11374 6% 10-01-2017 BEO	487,961	507,251	511,661
FHLMC POOL #G11409 6% 05-01-2017 BEO	393,350	408,316	412,013
FHLMC POOL #G11418 6.5% 07-01-2017 BEO	749,974	785,246	794,180
FHLMC POOL #G11484 6% 04-01-2018 BEO	625,185	649,411	654,846
FHLMC POOL #G11564 6.5% 08-01-2017 BEO	1,983,176	2,098,448	2,100,057
FNMA FNMA REMIC 6.5 06-25-2042	335,326	349,734	350,625
FNMA POOL #070994 7% DUE 01-01-2018 REG	99,438	101,629	105,330
FNMA POOL #1 7% DUE 10-25-2011 REG	179,715	177,806	186,026
FNMA POOL #252098 6.5% DUE 11-01-2013 REG	302,052	308,848	320,587
FNMA POOL #545059 6.226% 05-01-2011 BEO	221,962	247,003	242,734
FNMA POOL #545209 6.124% 10-01-2011 BEO	264,799	293,017	288,858
FNMA POOL #545962 5.5% DUE 12-01-2013 REG	373,161	386,776	386,717
FNMA POOL #555920 6% 03-01-2018 BEO	574,606	597,590	602,491
FNMA POOL #725038 5.5% 11-01-2018 BEO	905,071	931,445	936,385
FNMA POOL #725160 6.5% 04-01-2018 BEO	932,756	989,669	989,284
FNMA POOL #725194 6% 12-01-2018 BEO	682,672	717,553	715,802
FNMA POOL #725225 6% 06-01-2017 BEO	1,281,600	1,352,088	1,343,059
FNMA POOL #725324 5.39% 11-01-2013 BEO	504,133	531,112	531,320
FNMA POOL #725510 6.5% 07-01-2017 BEO	785,021	827,584	833,193
FNMA POOL #735070 6.5% 10-01-2024 BEO	2,427,976	2,565,688	2,562,129

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FNMA PREASSIGN 00837 7.5 04-25-2029	309,329	317,353	330,405
FNMA PREASSIGN 00886 7.5 02-25-2041	123,221	127,167	131,919
FNMA REMIC SER 2003-W1 CL 2A 7.5 12-25-2042	334,044	360,246	357,436
FNMA REMIC SER 2003-W17 CL PT1 10.2612695694 08-25-2032	467,398	533,977	528,833
FNMA REMIC SER 2003-W2 CL 1-A1 6.5 07-25-2032	309,120	327,256	323,223
FNMA REMIC SER 2003-W4 CL 3A 7 10-25-2042	279,738	299,306	296,435
GNMA POOL #780437 8% DUE 09-15-2017 REG	226,640	234,005	246,921
GNMA POOL #780635 SER 2009 6% DUE 06-15-2009 REG	148,618	146,273	155,037
GNMA POOL #781321 SER 2024 7.5% DUE 11-15-2024 REG	112,817	117,475	122,037
GNMA, POOL # 780495 SERIES 2017 8.0% DUE 07-15-2017	76,921	79,420	83,787
SMALL BUS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9/09-01-2017/09-01-2002	104,002	105,999	111,376
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.3% DUE 06-01-2018/06-01-2005 REG	208,770	208,770	221,576
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 8.1 DUE 03-01-2015/03-01-2005 REG	152,200	158,680	163,498
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	75,261	78,040	81,009
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2002-20 H 5.31 DUE 08-01-2022	351,592	361,683	363,625
SMALL BUSINESS ADMIN GTD SER 2000-20B 7.73 DUE 02-01-2020/09-01-00 BEO	54,055	54,055	60,322
US DEPT VETERANS AFFAIRS GTD VENDEE MTG TR 1994-2 CL 3-ZA 6.5 DUE 02-15-2020 REG	212,002	219,227	212,019
US TREAS NTS 4.625 DUE 05-15-2006 REG	2,810,000	3,005,013	2,874,762
US TREAS NTS DTD 02/15/1995 7.5 DUE 02-15-2005 REG	3,575,000	3,663,598	3,598,742
US TREAS NTS DTD DATE 03-31-2003 1.625 DUE 03-31-2005 REG	3,025,000	3,019,688	3,020,275
US TREAS NTS NT 1.25 DUE 05-31-2005 REG	3,150,000	3,133,007	3,134,982

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
		32,525,213	32,487,028
Corporate Debt Instruments - Preferred (SOLDV)	Face Value		
AMERICAN HOME PRODS CORP NT 6.95% DUE 03-15-2011 BEO	200,000	224,080	225,192
BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06 BEO	250,000	263,858	274,108
BK 1 CAP III 8.75 BDS 01/09/30 USD 8.75 DUE 09-01-2030/08-31-2030 BEO	250,000	254,889	338,419
BURL NORTHN SANTA FE RY CO PASS THRU TR SER 1999-2 MTG 7.57 1-2-21 BEO SF 7-2-00	552,479	597,655	651,484
CIT GROUP HOLDINGS 7.375 DUE 04-02-2007 BEO	50,000	55,299	53,988
CIT GROUP INC NEW SR NT 5.75 DUE 09-25-2007	25,000	24,986	26,281
CITICORP CAP I 7.933% DUE 02-15-2027/02-15-2005 REG	300,000	315,722	330,352
CONRAIL CORP 6.76 BD DUE 05-25-2015	510,074	493,671	556,746
DOW CHEM CO 7.375 DUE 11-01-2029 BEO	250,000	290,170	303,321
HEWLETT PACKARD CO GLOBAL NT 5.5 DUE 07-01-2007/06-30-2007 BEO	300,000	299,400	312,861
UN PAC RR CO SER 98-A 6.7 PASS THRU CTF DUE 02-23-2019 BEO	526,076	526,076	583,345
WYETH WYE 5.5% DUE 03-15-2013/03-14-2013BEO	150,000	148,614	155,898
WYETH WYE 5.50 02/01/2014 5.5 DUE 02-01-2014/12-16-2003 BEO	500,000	507,909	517,294
		4,002,329	4,329,289
Corporate Debt Instruments - Other (SOLDV)	Face Value		
AMERADA HESS CORP NT 7.875 DUE 10-01-2029/09-30-2029 BEO	200,000	222,068	236,641
AMERADA HESS CORP NT DTD 08/15/2001 6.65DUE 08-15-2011/08-14-2011 BEO	100,000	108,407	109,968
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO	950,000	1,041,515	1,161,962
AT&T CORP FLOATING RATE NT DUE 11-15-2011/11-14-2011 BEO	450,000	467,486	518,063
AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	750,000	735,673	895,313
BSTN PPTYS LTD PARTNERSHIP SR NT 5.625 DUE 04-15-2015/04-14-2015 BEO	300,000	310,859	309,231

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
BSTN PPTYS LTD PARTNERSHIP SR NT 6.25 DUE 01-15-2013/01-14-2013 BEO	175,000	175,099	189,864
CARDINAL HLTH INC 6.75 DUE 02-15-2011 BEO	50,000	54,197	55,002
CIGNA CORP 7.875 DEB DUE 05-15-2027	180,000	188,685	218,199
CIGNA CORP CIGNA CORP NT 6.375 DUE 10-15-2011 BEO	350,000	385,204	381,015
COMCAST CORP NEW NT 5.3 DUE 01-15-2014/01-14-2014 BEO	650,000	643,505	670,354
DILLARDS INC DILLARDS, INC. 6.625% DUE 11-15-2008 BEO	350,000	273,182	364,438
ELECTR DATA SYS CORP NEW SR NT SER B 6.5DUE 08-01-2013/11-10-2003 REG	225,000	214,886	237,575
EOP OPER LTD PARTNERSHIP EOP OPER 4.75 DUE 03-15-2014 BEO	275,000	271,104	266,026
EOP OPER LTD PARTNERSHIP EOP OPER LP 5.875 DUE 01-15-2013/01-15-2003 BEO	450,000	480,879	475,635
FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011 BEO	1,050,000	1,072,299	1,126,047
GEN MTR ACCEPT CORP 8.875 BD DUE 6-1-2010 REG (OPT PUT EVERY 5 YRS **PUT	650,000	758,852	733,310
GEN MTRS ACCEP CORP NT DTD 09/12/2001 6.875 DUE 09-15-2011 BEO	225,000	234,958	230,578
HCA INC SR NT 5.75 DUE 03-15-2014 REG	1,000,000	983,938	968,723
HEALTH NET INC SR NT STEP UP 04-15-2011	300,000	304,604	361,911
LOCKHEED MARTIN CORP 7.65 CO GUARNT DUE 05-01-2016	200,000	214,460	245,047
MAY DEPT STORES CO 7.875 DEB DUE 08-15-2036/16	500,000	521,668	566,481
MAY DEPT STORES CO SR NT 6.7 DUE 07-15-2034/07-20-2004 BEO	400,000	402,850	420,764
RAYTHEON CO 6.75 DUE 08-15-2007 REG	146,000	145,371	157,287
SAFECO CORP NT 6.875 DUE 07-15-2007 REG	225,000	222,817	240,940
SAFECO CORP SR NT 7.25 DUE 09-01-2012 BEO	87,000	100,448	99,308
ST PAUL COS INC MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00085 6.38 DUE	325,000	324,903	349,810

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG	75,000	80,112	94,028
UNUMPROVIDENT CORP SR DEB 7.375 DUE 06-15-2032/06-14-2032 BEO	350,000	320,731	334,688
UNUMPROVIDENT CORP SR NT 7.625 DUE 03-01-2011 BEO	235,000	242,870	246,161
XEROX CORP SR NT 7.125 DUE 06-15-2010/06-14-2010 REG	750,000	803,970	810,000
		12,307,600	**13,074,369**

Common Stock (SOLDV)	Shares	Cost	Current value
#REORG/S.W BANCORPORATION TEX INC COM NAME CHANGE EFF 5/9/05 SEE #2013769	16,000	312,934	372,640
#REORG/SILICON VY BANCSHARES NAME CHANGETO SEC # 2013995 EFF 5/31/05	10,700	369,221	479,574
#REORG/VARCO INTL INC STK MERGER TO NATLOILWELL INC SEC # 2607187 EFF 3/11/05	14,700	306,533	428,505
4 SEASONS HOTELS INC LTD VTG SH	2,188	83,210	178,957
ABM INDS INC COM	18,000	364,698	354,960
ACCENTURE LTD BERMUDA CLS A COM	19,680	463,319	531,360
ADESA INC COM	30,000	610,443	636,600
ADOBE SYS INC COM	9,075	451,931	569,366
ADR AKZO NOBEL N V SPONSORED ADR	47,000	1,696,225	1,997,030
ADR AMER MOVIL S A DE C V SPONSORED ADR REPSTG SER L SHS	3,630	130,496	190,031
ADR BP P L C SPONSORED ADR	6,710	321,509	391,864
ADR COMPANHIA VALE DO RIO DOCE SPONSOREDADR	4,980	117,612	144,470
ADR DIAGEO PLC SPONSORED ADR NEW	7,050	375,354	408,054
ADR ERICSSON L M TEL CO ADR CL B SEK 10 NEW ERICSSON L M TEL CO ADR	1,634	52,928	51,455
ADR GLAXOSMITHKLINE PLC SPONSORED ADR	30,000	1,282,109	1,421,700

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
ADR HONDA MOTOR CO. LTD AMER DEPOSITARY SHARES REPRESENTING 10 SHARES OF COMMON	21,000	436,200	547,260
ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000	18,780	468,944	497,670
ADR MATSUSHITA ELEC INDL LTD ADR	83,500	1,030,902	1,340,175
ADR RIO TINTO PLC	4,500	445,720	536,445
ADR RIO TINTO PLC	10,000	658,630	1,192,100
ADR SANOFI-AVENTIS SPONSORED ADR	6,910	243,723	276,746
ADR SCOTTISH PWR PLC SPONSORED ADR FINALINSTALMENT	12,500	290,841	389,500
ADR SONY CORP AMER DEPY RCPT FOR DOLLAR-VALIDATED COM BKD BY 1 SH COM	59,500	2,159,940	2,318,120
ADR SYNGENTA AG SPONSORED ADR	29,000	359,254	619,150
ADR UNILEVER N V NEW YORK SHS NEW	28,500	1,675,103	1,901,235
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	11,000	239,003	301,180
AES CORP COM	45,000	564,248	615,150
AETNA INC	2,360	280,121	294,410
AETNA INC	572	70,516	71,357
AETNA INC	7,500	440,850	935,625
AFFILIATED MANAGERS GROUP INC COM STK	12,700	669,709	860,298
AGCO CORP COM	22,400	455,026	490,336
AGILENT TECHNOLOGIES INC COM	3,100	74,173	74,710
AGILENT TECHNOLOGIES INC COM	43,900	899,098	1,057,990
ALBERTSON S INC COM	23,900	475,588	570,732
ALCAN INC	4,030	151,333	197,631
ALCOA INC COM STK	12,400	276,361	389,608
ALLEGHENY ENERGY INC COM	36,000	531,624	709,560
ALLIANCE DATA SYS CORP COM	9,675	395,905	459,369
ALTRIA GROUP INC COM	7,800	379,902	476,580
ALTRIA GROUP INC COM	18,000	799,821	1,099,800
AMDOCS LTD ORD GBP0.01	18,500	460,525	485,625
AMER ELEC PWR CO INC COM	22,000	789,964	755,480
AMER EXPRESS CO COM	11,550	553,728	651,074
AMERADA HESS CORP COM	10,900	655,851	897,942

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
AMERN EAGLE OUTFITTERS INC NEW COM	10,300	234,184	485,130
AMERN INTL GROUP INC COM	7,670	450,933	503,689
AMERN PWR CONVERSION CORP COM	6,800	115,699	145,520
AMETEK INC NEW COM	13,400	399,201	477,978
AMGEN INC COM	7,150	459,488	458,673
ANALOGIC CORP COM PAR $0.05	4,500	214,124	201,555
ANNTAYLOR STORES CORP COM	23,200	555,173	499,496
ANTEON INTL CORP COM	10,600	359,938	443,716
AON CORP COM	37,200	895,809	887,592
APACHE CORP COM	3,370	154,026	170,421
APACHE CORP COM	9,400	305,958	475,358
APACHE CORP COM	9,345	411,572	472,577
APPLE COMPUTER INC COM	3,790	131,026	244,076
APPLIED MATERIALS INC COM	12,970	214,516	221,787
ARCHER-DANIELS-MIDLAND CO COM	13,410	225,706	299,177
AT&T CORP COM NEW	151,500	3,294,055	2,887,590
AUTODESK INC COM	14,800	172,150	561,660
AVAYA INC COM	32,800	332,753	564,160
AVOCENT CORP COM	15,300	537,636	619,956
AVON PRODS INC COM USD0.25	3,500	134,011	135,450
BAKER HUGHES INC COM	28,500	834,600	1,216,095
BANK N.Y. CO INC COM	21,460	626,025	717,193
BARRICK GOLD CORP	39,900	707,620	966,378
BECTON DICKINSON & CO COM	12,000	356,951	681,600
BED BATH BEYOND INC COM	5,878	220,082	234,121
BED BATH BEYOND INC COM	11,225	434,527	447,092
BEST BUY INC COM STK	4,490	223,812	266,796
BIOGEN IDEC INC COM STK	5,630	314,472	375,014
BJ SVCS CO COM	4,800	211,830	223,392
BK AMER CORP COM	9,520	425,303	447,345
BK AMER CORP COM	23,252	781,901	1,092,611
BK AMER CORP COM	12,600	497,889	592,074
BMC SOFTWARE INC COM STK	27,500	404,412	511,500
BORG WARNER INC COM	8,800	403,563	476,696
BRIGHAM EXPL CO COM	31,000	286,625	279,000
BRISTOL MYERS SQUIBB CO COM	22,000	481,738	563,640
BRUNSWICK CORP COM	940	46,403	46,530
BSTN PVT FINL HLDGS INC COM	17,200	434,417	484,524
BSTN SCIENTIFIC CORP COM	8,415	269,500	299,153
BUCYRUS INTL INC NEW CL A	14,400	368,292	585,216

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
C D W CORP COM	7,475	465,505	495,966
C H ROBINSON WORLDWIDE INC COM	9,725	434,511	539,932
CAP 1 FNCL COM	27,800	1,121,007	2,341,038
CARDINAL HLTH INC	1,228	69,081	71,408
CARDINAL HLTH INC	43,000	2,335,677	2,500,450
CAREMARK RX INC COM	10,700	331,728	421,901
CATERPILLAR INC COM	2,630	203,799	256,451
CATERPILLAR INC COM	7,999	580,238	779,982
CBRL GROUP INC COM STK	12,100	393,192	506,385
CENT GARDEN & PET CO COM	11,300	358,438	471,662
CENTERPOINT ENERGY INC COM	50,000	565,765	565,000
CHES ENERGY CORP COM	16,300	202,494	268,950
CHEVRON CORP COM	11,240	479,830	590,212
CHEVRON CORP COM	8,600	310,460	451,586
CHEVRON CORP COM	38,500	1,636,153	2,021,635
CHGO MERCANTILE EXCHANGE HLDGS INC CL A	1,414	234,603	323,382
CHGO MERCANTILE EXCHANGE HLDGS INC CL A	2,075	312,466	474,553
CHICOS FAS INC COM	9,450	368,482	430,259
CHUBB CORP COM	14,000	967,873	1,076,600
CISCO SYS INC COM	59,880	1,250,101	1,155,684
CISCO SYS INC COM	13,000	251,705	250,900
CIT GROUP INC NEW COM	11,500	281,075	526,930
CIT GROUP INC NEW COM	22,900	484,282	1,049,278
CITIGROUP INC COM	22,750	943,930	1,096,095
CITIGROUP INC COM	14,045	500,953	676,688
CITIGROUP INC COM	15,700	684,515	756,426
CITRIX SYS INC COM	13,350	286,777	327,476
CMS ENERGY CORP COM	48,000	428,986	501,600
COACH INC COM	4,240	209,243	239,136
COACH INC COM	11,550	488,348	651,420
COCA COLA CO COM	5,410	261,439	225,218
COGNIZANT TECH SOLUTIONS CORP CL A	13,250	389,065	560,873
COLGATE-PALMOLIVE CO COM	4,200	194,246	214,872
COMCAST CORP NEW CL A	98,843	2,781,422	3,289,495
COMMERCE BANCORP INC N J COM COM	4,925	277,017	317,170
COMPUTER ASSOC INTL INC COM STK	46,400	1,036,005	1,441,184
COMPUTER SCI CORP COM	33,000	1,270,821	1,860,210
COMPUWARE CORP COM	81,900	683,491	529,893

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
COMSTOCK HOMEBUILDING COS INC CL A COM STK	13,300	229,133	289,541
CONOCOPHILLIPS COM	4,700	257,560	408,101
CONOCOPHILLIPS COM	13,000	677,316	1,128,790
CONSECO INC COM NEW STK	29,000	554,698	578,550
COOPER CAMERON CORP	6,000	289,789	322,860
COOPER COS INC COM NEW	5,600	156,217	395,304
COOPER COS INC COM NEW	3,050	214,792	215,300
CORN PRODS INTL INC COM	10,000	369,840	535,600
CORPORATE EXECUTIVE BRD CO COMMON STOCK	6,250	362,873	418,375
COUNTRYWIDE FINL CORP COM STK $.05 PAR	21,646	624,250	801,118
COUNTRYWIDE FINL CORP COM STK $.05 PAR	33,098	671,197	1,224,957
COVENTRY HLTH CARE INC COM	9,925	486,607	526,819
CREE INC FORMERLY CREE RESH INC EFF 01/03/2000 COM COM	16,400	466,948	657,312
CTS CORP COM	27,500	351,023	365,475
CVS CORP COM STK	5,261	218,796	237,113
DANAHER CORP COM	3,150	170,361	180,842
DELL INC COM STK	20,560	592,331	866,398
DELL INC COM STK	8,810	295,470	371,253
DELPHI CORP COM	29,700	257,285	267,894
DELPHI CORP COM	108,000	1,463,239	974,160
DICKS SPORTING GOODS INC OC-COM	12,025	375,655	422,679
DILLARDS INC CL A COM	21,000	477,055	564,270
DILLARDS INC CL A COM	11,500	359,926	309,005
DOMINION RES INC VA NEW COM	5,500	353,485	372,570
DONALDSON INC COM	10,100	281,017	329,058
DONNELLEY R R & SONS CO COM	18,000	549,200	635,220
DOVER CORP COM	12,000	466,868	503,280
DOW CHEM CO COM	11,890	451,189	588,674
DOW CHEM CO COM	45,700	1,456,391	2,262,607
DRS TECHNOLOGIES INC COM	13,000	583,523	555,230
DUKE ENERGY CORP COM STK	65,500	1,258,901	1,659,115
DUQUESNE LT HLDGS INC COM STK	30,000	492,208	565,500
EAGLE MATLS INC COM	5,800	332,820	500,830
EASTMAN KODAK CO COM	3,500	126,682	112,875
EBAY INC COM	4,760	406,465	553,493
EBAY INC COM	7,631	688,150	887,333

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
ECHOSTAR COMMUNICATIONS CORP NEW CL A	12,100	382,240	402,204
EFUNDS CORP COM COM STK ISIN# US28224R1014	20,500	353,349	492,205
EL PASO CORP COM	50,000	504,220	520,000
ELECTR ARTS COM	11,498	424,223	709,197
ELECTR ARTS COM	10,425	511,082	643,014
ELECTR DATA SYS CORP NEW COM	93,500	1,872,061	2,159,850
EMC CORP COM	35,760	420,759	531,751
EMERSON ELEC CO COM	5,900	348,473	413,590
ENGELHARD CORP COM	15,000	308,461	460,050
ENTERGY CORP NEW COM	7,500	413,476	506,925
EON LABS INC COM	9,500	225,704	256,500
EXPEDITORS INTL WASH INC COM	10,675	491,856	596,519
EXXON MOBIL CORP COM	16,270	637,642	834,000
FACTSET RESH SYS INC COM	8,800	354,614	514,272
FACTSET RESH SYS INC COM	7,325	340,274	428,073
FAIRCHILD SEMICONDUCTOR INTL INC COM	27,800	423,736	452,028
FAIRMONT HOTELS RESORTS INC COM	16,100	373,528	557,704
FASTENAL CO COM	8,375	448,489	515,565
FDRY NETWORKS INC COM	63,200	746,690	831,712
FEDEX CORP COM	9,259	596,955	911,919
FEDEX CORP COM	15,000	611,309	1,477,350
FEDT DEPT STORES INC DEL COM	4,600	213,319	265,834
FHLMC COM	3,410	213,045	251,317
FIRSTENERGY CORP COM	12,500	485,737	493,875
FIRSTFED FINL CORP DEL COM	7,800	345,021	404,586
FISERV INC COM	13,150	476,411	528,499
FL ROCK INDS INC COM	7,600	312,574	452,428
FLIR SYS INC COM	8,000	456,161	510,320
FLUOR CORP NEW COM	12,000	359,283	654,120
FMC TECHNOLOGIES INC COM	12,900	398,132	415,380
FMC TECHNOLOGIES INC COM	16,000	333,737	515,200
FNMA COM STK	18,800	1,268,280	1,338,748
FOUNDATION COAL HLDGS INC COM STK	15,000	353,973	345,900
FREESCALE SEMICONDUCTOR INC CL B COM STK	4,416	57,452	81,078
FREESCALE SEMICONDUCTOR INC CL B COM STK	4,030	32,502	73,991
FREESCALE SEMICONDUCTOR INC COM CL A	13,500	187,545	240,570

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FWD AIR CORP COM	8,900	315,619	397,830
GABELLI AST MGMT INC CL A	8,900	295,569	431,828
GAP INC COM	25,500	313,406	538,560
GARDNER DENVER INC COM	11,900	317,724	431,851
GEN DYNAMICS CORP COM	3,376	332,523	353,130
GEN ELEC CO COM	19,440	638,090	709,560
GEN ELEC CO COM	23,180	701,883	846,070
GEN ELEC CO COM	31,574	930,397	1,152,451
GEN MILLS INC COM	6,600	297,912	328,086
GENENTECH INC COM STK	25,447	477,061	1,385,335
GENTEX CORP COM	6,700	242,760	248,034
GENUINE PARTS CO COM	25,500	751,175	1,123,530
GENWORTH FINL INC COM CL A	26,700	520,650	720,900
GENWORTH FINL INC COM CL A	19,500	380,250	526,500
GETTY IMAGES INC COM	1,874	111,396	129,025
GETTY IMAGES INC COM	4,625	258,291	318,431
GILEAD SCI INC COM	13,320	425,172	466,067
GNT PRIDECO INC COM STK ISIN# US38821G1013	22,500	357,040	451,125
GOLDEN W. FNCL CORP COM	23,000	489,344	1,412,660
GOLDMAN SACHS GROUP INC COM	5,100	456,788	530,604
GOLDMAN SACHS GROUP INC COM	3,063	317,541	318,675
GOOGLE INC CL A	1,780	211,214	343,718
HANMI FINL CORP COM	13,700	363,106	492,378
HARLEY DAVIDSON INC COM	976	57,049	59,292
HARLEY DAVIDSON INC COM	5,550	314,469	337,163
HARSCO CORP COM	8,700	459,974	484,938
HARTFORD FINL SVCS GROUP INC COM	8,000	431,364	554,480
HARTFORD FINL SVCS GROUP INC COM	9,900	498,564	686,169
HCA INC COM	61,000	2,245,721	2,437,560
HEARST-ARGYLE T V INC COM	18,000	463,200	474,840
HEWLETT PACKARD CO COM	14,900	319,132	312,453
HEWLETT PACKARD CO COM	155,331	3,022,256	3,257,291
HIBBETT SPORTING GOODS INC COM	18,600	441,386	494,946
HLTH MGMT ASSOC INC NEW CL A COM	21,100	453,501	479,392
HOME DEPOT INC COM	11,240	357,567	480,398
HONEYWELL INTL INC COM STK	9,300	302,906	329,313
HONEYWELL INTL INC COM STK	15,000	467,447	531,150

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
IDEX CORP COM	11,000	376,323	445,500
IDEXX LABS INC	8,500	439,073	464,015
IMMUCOR INC COM STK	19,388	175,524	455,800
INGERSOLL-RAND CO CL A	7,000	433,177	562,100
INGERSOLL-RAND CO CL A	7,400	350,168	594,220
INSIGHT ENTERPRISES INC COM	22,200	379,972	455,544
INTERCONTINENTAL HOTELS GROUP PLC SPONSORED ADR NEW SPONSORED ADR NEW	26,096	171,375	329,326
INTERNET SEC SYS INC COM	7,000	140,245	162,750
INTERPUBLIC GROUP COMPANIES INC COM	10,300	127,328	138,020
INTERPUBLIC GROUP COMPANIES INC COM	1,500	16,776	20,100
INTL BUSINESS MACHS CORP COM	3,550	301,034	349,959
INTL GAME TECH COM	9,990	353,050	343,456
INTL PAPER CO COM	3,400	140,508	142,800
INTL PAPER CO COM	12,600	450,198	529,200
INTL PAPER CO COM	9,000	315,032	378,000
INTUIT COM	5,725	249,108	251,957
ITT INDS INC COM	3,170	247,640	267,707
ITT INDS INC COM	5,500	375,971	464,475
JACK IN BOX INC COM	12,400	357,635	457,188
JOHNSON & JOHNSON COM	19,170	1,123,948	1,215,761
JOHNSON & JOHNSON COM	3,700	188,372	234,654
JPMORGAN CHASE & CO COM	18,370	699,357	716,614
JPMORGAN CHASE & CO COM	13,900	475,102	542,239
JPMORGAN CHASE & CO COM	45,000	1,198,709	1,755,450
JUNIPER NETWORKS INC COM	11,950	284,820	324,921
KB HOME COM	1,785	154,476	186,354
KERR MCGEE CORP COM	17,700	812,246	1,022,883
KIMBERLY-CLARK CORP COM	13,500	692,048	888,435
KINDRED HEALTHCARE INC COM STK	20,200	579,379	604,990
KLA-TENCOR CORP	3,680	181,846	171,414
KRAFT FOODS INC CL A	5,620	195,786	200,128
L-3 COMMUNICATIONS HLDG CORP COM	7,700	478,832	563,948
LAUREATE ED INC COM	9,600	166,257	423,264
LEGG MASON INC COM	10,200	495,369	747,252
LENNAR CORP CL A	8,243	207,805	467,213
LEUCADIA NATL CORP COM	9,500	365,152	660,060
LIBERTY MEDIA CORP NEW COM SER A	38,100	353,161	418,338

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
LIBERTY MEDIA CORP NEW COM SER A	72,000	623,676	790,560
LIFEPOINT HOSPS INC COM ISIN US53219L1098	14,100	419,969	490,962
LINEAR TECH CORP DEL	12,300	461,695	476,748
LOCKHEED MARTIN CORP COM	6,280	303,049	348,854
LOCKHEED MARTIN CORP COM	2,353	132,488	130,709
LOCKHEED MARTIN CORP COM	12,700	616,935	705,485
LOEWS CORP COM	8,300	392,507	583,490
LOEWS CORP COM	18,500	935,509	1,300,550
LOWES COS INC COM	13,192	518,513	759,727
LTD BRANDS	12,185	244,726	280,499
LUBRIZOL CORP COM	7,000	262,310	258,020
M D C HLDGS INC COM	910	46,066	78,660
MACROMEDIA INC COM	15,600	325,897	485,472
MACROVISION CORP COM	7,300	201,819	187,756
MARRIOTT INTL INC NEW COM STK CL A	3,060	147,778	192,719
MARVELL TECH GROUP MARVELL TECH GROUP INC	5,390	190,017	191,183
MASCO CORP COM	13,000	307,875	474,890
MASCO CORP COM	24,800	533,861	905,944
MAY DEPT STORES CO COM	48,000	1,301,865	1,411,200
MBIA INC COM	5,000	236,300	316,400
MBNA CORP COM	14,200	355,034	400,298
MC DONALDS CORP COM	74,500	1,467,564	2,388,470
MEDCO HLTH SOLUTIONS INC COM	4,600	174,582	191,360
MEDTRONIC INC COM	6,945	345,030	344,958
MEMC ELECTR MATLS INC COM	41,400	489,036	548,550
MEN S WEARHOUSE INC COMMOM	12,800	357,122	409,088
MENTOR CORP COM	14,300	446,215	482,482
MERRILL LYNCH & CO INC COM STK	4,045	214,444	241,770
METLIFE INC COM ISIN US59156R1086	11,500	330,282	465,865
MGIC INVT CORP WIS COM	5,400	251,856	372,114
MGM MIRAGE COM	1,598	90,380	116,239
MICROS SYS INC COM	8,500	477,168	663,510
MICROSOFT CORP COM	23,310	607,899	622,610
MICROSOFT CORP COM	3,990	112,967	106,573
MOLINA HEALTHCARE INC COM	10,900	246,831	505,542
MONEYGRAM INTL INC COM	26,000	576,220	549,640

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
MONSANTO CO NEW COM	2,888	99,828	160,428
MONSANTO CO NEW COM	330,565	5,770,351	18,362,886
MONTPELIER RE HOLDINGS LTD COM	16,200	599,592	622,890
MOODYS CORP COM	4,500	238,553	390,825
MORGAN STANLEY	7,410	391,796	411,403
MOTOROLA INC COM	40,000	489,942	688,000
MOTOROLA INC COM	36,500	277,143	627,800
NATL INSTRS CORP COM	7,100	201,727	193,475
NAUTILUS INC COM	36,100	736,105	872,537
NCR CORP COM	9,200	313,064	636,916
NEENAH PAPER INC COM COM	9	261	293
NEWELL RUBBERMAID INC COM	10,470	233,225	253,269
NEWELL RUBBERMAID INC COM	25,000	563,770	604,750
NEWS CORP CL A COM	36,000	633,612	671,760
NEWS CORP CL A COM	136,500	1,755,623	2,547,090
NEWS CORP CL B COM	14,200	244,445	272,640
NIKE INC CL B	6,697	458,094	607,351
NOBLE ENERGY INC COM	3,300	201,079	203,478
NORTHROP GRUMMAN CORP COM	6,360	302,443	345,730
NORTHROP GRUMMAN CORP COM	18,600	800,435	1,011,096
NOVA CHEMICALS CORP COM	11,800	300,220	558,140
O REILLY AUTOMOTIVE INC COM	11,325	456,147	510,191
OCCIDENTAL PETE CORP COM	11,700	303,577	682,812
OLD DOMINION FGHT LINE INC COM	7,300	238,907	254,040
P F CHANGS CHINA BISTRO INC COM STK	9,900	430,775	557,865
P F CHANGS CHINA BISTRO INC COM STK	5,175	242,896	291,611
PACIFICARE HLTH SYS INC DEL COM	1,695	91,892	95,801
PANERA BREAD CO CL A	10,800	378,364	435,456
PANERA BREAD CO CL A	7,625	291,490	307,440
PAR PHARMACEUTICAL COS INC COM	11,200	459,629	463,456
PATTERSON COS INC COM	14,625	523,781	634,579
PATTERSON-UTI ENERGY INC COM COM	27,500	418,011	534,875
PAYCHEX INC COM	9,110	278,700	310,469
PEABODY ENERGY CORP COM COM STK	9,400	317,620	760,554
PENN VA CORP COM	12,500	477,282	507,125
PEPSICO INC COM	15,980	808,185	834,156

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
PEPSICO INC COM	7,400	344,695	386,280
PEPSICO INC COM	2,173	110,655	113,431
PERKINELMER INC COM	16,000	321,483	359,840
PETSMART INC COM	14,050	429,430	499,197
PFIZER INC COM STK $.11 1/9 PAR	20,110	622,844	540,758
PFIZER INC COM STK $.11 1/9 PAR	17,537	471,047	471,570
PFIZER INC COM STK $.11 1/9 PAR	3,214,054	108,054,956	86,425,912
PFIZER INC COM STK $.11 1/9 PAR	58,567	1,514,103	1,574,867
PG& E CORP COM	15,880	436,158	528,486
PIONEER NAT RES CO COM STK	18,000	587,030	631,800
PITNEY BOWES INC COM	15,100	576,798	698,828
PITNEY BOWES INC COM	15,000	566,224	694,200
PLANTRONICS INC NEW COM	9,175	367,856	380,487
POLO RALPH LAUREN CORP CL A	9,600	236,326	408,960
POLYCOM INC COM	19,700	414,840	459,404
POWERWAVE TECHNOLOGIES INC COM	28,800	251,549	244,224
PPG IND INC COM	4,380	256,499	298,541
PRIN FINL GROUP INC COM STK	12,000	383,044	491,280
PROCTER & GAMBLE CO COM	15,050	773,065	828,954
PROCTER & GAMBLE CO COM	10,390	526,527	572,281
PROCTER & GAMBLE CO COM	13,822	604,442	761,316
PRUDENTIAL FINL INC COM	10,000	371,354	549,600
QUALCOMM INC COM COM	21,092	521,603	894,301
QUICKSILVER RES INC COM	12,500	308,215	459,750
QUIKSILVER INC COM	15,000	307,764	446,850
RADIAN GROUP INC COM	17,300	773,843	921,052
RAILAMERICA INC COM STK USD0.001	32,200	406,205	420,210
RAYTHEON CO COM NEW COM NEW	19,000	611,685	737,770
RESEARCH IN MOTION LTD COM COM	2,870	220,725	236,545
RESMED INC COM	5,650	282,904	288,715
ROCKWELL AUTOMATION	10,500	226,433	520,275
ROHM & HAAS CO COM	19,000	627,572	840,370
ROPER INDS INC NEW COM	6,700	358,835	407,159
ROYAL CARIBBEAN CRUISES COM STK	8,232	356,416	448,150
ROYAL DUTCH PETRO N.Y REGISTRY SH PAR N 1.25 GLDR	25,500	1,235,995	1,463,190
RSA SEC INC COM COM USD0.01	6,800	140,767	136,408
RUBY TUESDAY INC COM	9,325	243,545	243,196
SAFECO CORP COM	11,500	508,822	600,760

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
	SAFENET INC COM	13,500	427,024	495,990
	SBC COMMUNICATIONS INC COM	16,230	381,466	418,247
	SCHERING-PLOUGH CORP COM	97,000	2,523,101	2,025,360
	SCHLUMBERGER LTD COM STK	6,000	399,329	401,700
	SCHWAB CHARLES CORP COM NEW	26,780	265,375	320,289
	SCIENTIFIC GAMES CORP	20,900	351,378	498,256
	SLM CORP COM	20,931	646,094	1,117,506
	SMITH INTL INC COM	4,900	276,387	266,609
	SMUCKER J M CO COM NEW	10,000	404,538	470,700
*	SOLUTIA INC COM STK	5,323,582	49,715,544	6,228,591
*	SOLUTIA INC COM STK	686,415	1,996,637	803,106
	SOUTHN UN CO NEW COM	30,000	705,544	719,400
	SOUTHWESTN ENERGY CO COM	10,500	496,014	532,245
	SPRINT (FON) CORP	16,700	240,480	414,995
	SRA INTL INC CL A	6,800	311,657	436,560
	ST JOE CO COM	8,500	260,580	545,700
	ST JUDE MED INC COM	10,520	359,299	441,104
	ST JUDE MED INC COM	6,136	228,060	257,282
	ST PAUL TRAVELERS CORP	46,000	1,784,117	1,705,220
	STARBUCKS CORP COM	3,710	175,499	231,356
	STARBUCKS CORP COM	1,820	82,327	113,495
	STARBUCKS CORP COM	8,125	361,791	506,675
	STD PAC CORP NEW COM	10,700	512,972	686,298
	STERICYCLE INC COM	9,075	424,805	416,996
	STORAGE TECH CORP COM (NEW)	15,900	256,448	502,599
	STRYKER CORP COM	10,050	451,440	484,913
	SUN MICROSYSTEMS INC COM STK $.00067 PAR	87,710	359,794	471,880
	SUNGARD DATA SYS INC COM	12,400	319,953	351,292
	SYBRON DENTAL SPECIALTIES INC COM	13,000	221,246	459,940
	SYMMETRY MED INC COM STK	14,400	269,241	303,120
	SYSCO CORP COM	3,860	147,515	147,336
	TARGET CORP COM COM	6,252	313,622	324,666
	TETRA TECHNOLOGIES INC DEL COM	17,500	389,846	495,250
	TEXTRON INC COM	6,590	314,627	486,342
	THERMO ELECTRON CORP COM	9,900	223,820	298,881
	THERMO ELECTRON CORP COM	23,000	398,884	694,370
	THOMAS & BETTS CORP COM	12,200	300,974	375,150
	TIME WARNER INC NEW COM	28,300	489,175	550,152
	TIME WARNER INC NEW COM	126,500	1,904,017	2,459,160

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
TIMKEN CO COM	16,300	375,362	424,126
TORCHMARK CORP COM	12,000	452,459	685,680
TRANSOCEAN INC	13,500	280,976	572,265
TX INSTRS INC COM	21,410	498,690	527,114
TX INSTRS INC COM	5,300	109,688	130,486
TYCO INTL LTD NEW COM	8,720	268,634	311,653
TYCO INTL LTD NEW COM	15,780	327,480	563,977
TYCO INTL LTD NEW COM	12,454	346,642	445,106
U S XPRESS ENTERPRISES INC CL A	11,100	280,275	325,230
UCBH HLDGS INC COM	2,082	80,190	95,397
UN PAC CORP COM	9,700	598,085	652,325
UN PAC CORP COM	33,500	1,946,929	2,252,875
UNITED PARCEL SVC INC CL B	4,550	348,906	388,843
UNITEDHEALTH GROUP INC COM	21,020	972,516	1,850,391
UNITRIN INC COM	12,000	450,245	545,400
UNOCAL CORP COM	14,500	506,698	626,980
UNOCAL CORP COM	28,900	991,216	1,249,636
UNUMPROVIDENT CORP COM	35,500	893,081	636,870
UNVL TECH INST INC COM	12,700	447,573	484,124
URS CORP NEW COM	8,100	246,098	260,010
US BANCORP	19,180	440,988	600,718
UTD NAT FOODS INC COM	14,900	233,748	463,390
UTD STS STL CORP NEW COM	523	25,764	26,804
UTD SURGICAL PARTNERS INTL INC COM	11,800	425,132	492,060
UTD TECHNOLOGIES CORP COM	3,750	345,592	387,563
V F CORP COM	8,400	275,068	465,192
VARIAN MED SYS INC COM ISIN #US9222091057	10,725	399,222	463,749
VERIZON COMMUNICATIONS COM	9,880	353,170	400,239
VERIZON COMMUNICATIONS COM	6,639	256,024	268,946
VERIZON COMMUNICATIONS COM	14,800	563,476	599,548
VIACOM COM CL B	9,350	344,668	340,247
VIACOM COM CL B	25,000	889,411	909,750
WABTEC CORP COM	19,100	328,897	407,212
WACHOVIA CORP NEW COM	8,100	394,464	426,060
WACHOVIA CORP NEW COM	35,000	1,230,845	1,841,000
WALTER INDS INC COM	18,400	240,450	620,632
WEBSTER FNCL CORP WATERBURY CONN COM	8,000	325,696	405,120
WELLPOINT INC COM COM	4,380	437,965	503,700

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
	WELLPOINT INC COM COM	900	74,637	103,500
	WELLPOINT INC COM COM	200	22,107	23,000
	WELLPOINT INC COM COM	10,000	526,126	1,150,000
	WELLS FARGO & CO NEW COM STK	7,650	414,303	475,448
	WELLS FARGO & CO NEW COM STK	11,700	589,680	727,155
	WELLS FARGO & CO NEW COM STK	15,200	742,977	944,680
	WESTAR ENERGY INC COM	20,000	301,964	457,400
	WHIRLPOOL CORP COM	10,000	533,822	692,100
	WHOLE FOODS MKT INC COM	6,250	497,980	595,938
	WILLIAMS CO INC COM	16,910	155,358	275,464
	WYETH COM	10,160	396,661	432,714
	WYETH COM	23,500	848,956	1,000,865
	WYNN RESORTS LTD COM	1,554	65,764	103,994
	XEROX CORP COM	125,500	1,302,777	2,134,755
	XILINX INC COM	13,790	412,920	408,874
	XL CAP LTD SHS A	2,120	155,671	164,618
	XTO ENERGY INC COM	12,668	361,078	448,194
	YAHOO INC COM	13,480	418,352	507,926
	YUM BRANDS INC COM	5,820	239,645	274,588
	YUM BRANDS INC COM	4,869	220,402	229,719
	ZEBRA TECHNOLOGIES CORP CL A	9,787	487,973	550,812
	ZIMMER HLDGS INC COM	6,140	365,389	491,937
	ZIMMER HLDGS INC COM	13,530	533,516	1,084,013
			390,634,894	**392,968,242**
Value of Interest in Common Collective Trusts (SOLDV)		Shares		
*	COLTV STIF	361,829	361,829	361,829
*	COLTV STIF	362,371	362,371	362,371
*	COLTV STIF	3,799,658	3,799,658	3,799,658
*	COLTV STIF	1,927,500	1,927,500	1,927,500
*	COLTV STIF	113,778	113,778	113,778
*	COLTV STIF	2,163,728	2,163,728	2,163,728
*	COLTV STIF	1,078,473	1,078,473	1,078,473
*	COLTV STIF	1,597,257	1,597,257	1,597,257
*	COLTV STIF	691,974	691,974	691,974
*	COLTV STIF	3,980,855	3,980,855	3,980,855
*	COLTV STIF	398,617	398,617	398,617
*	COLTV STIF	2,067,595	2,067,595	2,067,595
*	COLTV STIF	7,540,019	7,540,019	7,540,019
*	COLTV STIF	5,881,898	5,881,898	5,881,898

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
MFO CAP GUARDIAN INTL NON-US EQTY (FUND 003-05)	1,873,507	24,225,465	28,083,864
MFO MELLON BNK EB DAILY LIQUIDITY INDEX FD	143,706	34,273,858	37,301,141
		90,464,875	**97,350,557**
Other (SOLDV)	Shares		
CORP OFFICE PPTYS TR COM	17,700	429,978	519,495
EQTY OFFICE PPTYS TR REIT	49,000	1,371,554	1,426,880
EQTY RESDNTL EFF 5/15/02	27,500	690,814	994,950
FED RLTY INVT TR SH BEN INT NEW	8,100	378,959	418,365
HEALTHCARE RLTY TR	9,000	326,700	366,300
MAGUIRE PPTYS INC COM	15,600	395,994	428,376
PAN PAC RETAIL PPTYS INC COM	6,700	383,200	420,090
URSTADT BIDDLE PPTYS INC CL A	16,700	182,017	284,735
		4,159,216	**4,859,191**
U.S. Government Securities- (SOLSIP)	Face Value		
FHLB BD 2.5 02-24-2006	1,895,000	1,896,649	1,883,397
FHLB BD 3.125 11-15-2006	490,000	488,197	489,074
FHLB CONS BD DTD 10/15/1997 5.75 10-15-2007	2,450,000	2,632,449	2,609,855
FHLMC GOLD C66758 6.5 05-01-2032	845,730	885,903	888,051
FHLMC GOLD C67300 6.5 05-01-2032	20,046	20,998	21,049
FHLMC GOLD C7-4597 6 12-01-2032	160,745	167,376	166,282
FHLMC GOLD E00928 7.5 12-01-2015	41,338	41,813	43,848
FHLMC MULTICLASS SER 1561 CL J 6.5 MTG PARTN CTF DUE 08-15-2008 REG	250,000	247,988	258,940
FHLMC MULTICLASS SER 1701 CL PH 6.5 MTG PARTN CTF DUE 03-15-2009 REG	191,762	190,743	198,713
FHLMC MULTICLASS SER 2620 CL A 3 11-15-2016	289,058	291,948	288,110
FHLMC MULTICLASS SER 2836 CL QB 5 05-15-2018	480,000	494,625	492,085
FHLMC MULTICLASS SER T-5 CL A6 7.12 MTG PARTN CTF DUE 06-25-2028 REG	72,506	76,258	73,337
FHLMC NT 6.875 09-15-2010	1,750,000	2,018,359	1,997,798
FHLMC NTS 4.875 03-15-2007	1,370,000	1,413,902	1,414,536
FHLMC POOL #A1-6269 5.5% 12-01-2033 BEO	1,551,457	1,578,365	1,577,546
FHLMC POOL #A15531 5.5% 11-01-2033 BEO	863,862	879,654	878,388

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FHLMC POOL #A16561 5.5% 12-01-2033 BEO	552,771	562,877	562,067
FHLMC POOL #A16606 5.5% 12-01-2033 BEO	922,561	939,426	938,074
FHLMC POOL #A2-6780 5.5% 09-01-2034 BEO	647,816	655,338	658,524
FHLMC POOL #A25399 6% 08-01-2034 BEO	899,167	930,638	929,305
FHLMC POOL #A26001 6.5% 08-01-2034 BEO	41,130	43,083	43,168
FHLMC POOL #A26682 6% 09-01-2034 BEO	1,058,323	1,095,364	1,093,796
FHLMC POOL #A26685 6% 09-01-2034 BEO	1,655,387	1,713,325	1,710,872
FHLMC POOL #A26687 6% 09-01-2034 BEO	962,835	996,534	995,107
FHLMC POOL #A27478 5.5% 10-01-2034 BEO	149,805	152,602	152,282
FHLMC POOL #A27549 6.5% 10-01-2034 BEO	35,754	37,453	37,527
FHLMC POOL #A3-0646 5% 12-01-2034 BEO	441,600	435,942	435,942
FHLMC POOL #B1-5394 4.5% 06-01-2019 BEO	412,785	399,369	411,662
FHLMC POOL #E9-6905 4.5% 05-01-2018 BEO	2,029,569	1,989,612	2,027,623
FHLMC POOL #G0-8003 6% 07-01-2034 BEO	1,106,190	1,142,659	1,143,267
FHLMC POOL #G1-8003 5.5% 07-01-2019 BEO	1,110,488	1,149,529	1,147,423
FHLMC POOL #M9-0951 4.5% 10-01-2009 BEO	714,855	729,599	723,693
FHLMC TRANCHE # TR 00106 4.25 05-04-2009/04-04-2005	465,000	463,735	465,733
FNMA 01-13-2005	12,865,000	12,833,019	12,854,803
FNMA 15 YR PASS-THROUGHS 5 15 YEARS SETTLES JAN	3,350,000	3,397,328	3,402,344
FNMA 15 YR PASS-THROUGHS 5.5 15 YEARS SETTLES JAN	6,025,000	6,207,836	6,224,578
FNMA 15 YR PASS-THROUGHS 5.5 15 YEARS SETTLES JAN	620,000	640,344	640,538
FNMA 30 YEAR PASS-THROUGHS 5.5% 30 YEARSSETTLES JANUARY	6,140,000	6,205,608	6,232,100
FNMA 30 YEAR PASS-THROUGHS 6% 30 YEARS SETTLES JANUARY	9,100,000	9,391,719	9,407,125
FNMA 6 TBA POOL 15YR JAN	3,750,000	3,923,375	3,928,125
FNMA 6.625 11-15-2030	250,000	291,750	297,916
FNMA 6.625 DUE 11-15-2010 REG	2,085,000	2,368,642	2,356,284

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FNMA CMO SER 2002-T11 CL A 5 DUE 04-25-2012	244,097	243,868	251,189
FNMA DISC NT 01-19-2005	7,855,000	7,831,965	7,845,569
FNMA DISC NT 02-10-2005	2,000,000	1,993,356	1,995,200
FNMA NT 6.625 09-15-2009	1,460,000	1,647,177	1,630,198
FNMA POOL #252334 6.5% DUE 02-01-2029 REG	5,392	4,924	5,694
FNMA POOL #252409 6.5% DUE 03-01-2029 REG	8,828	8,061	9,323
FNMA POOL #253019 8% DUE 11-01-2019 REG	138,648	141,594	150,756
FNMA POOL #253947 8% DUE 08-01-2031 REG	96,993	103,358	105,019
FNMA POOL #254090 6.5% DUE 12-01-2016 REG	26,198	26,877	27,785
FNMA POOL #254261 6.5% DUE 04-01-2017 REG	209,132	214,557	221,806
FNMA POOL #254443 6% DUE 09-01-2017 REG	1,559,998	1,626,544	1,635,616
FNMA POOL #254485 7% DUE 11-01-2031 REG	90,718	94,701	96,303
FNMA POOL #254494 7% 08-01-2022 BEO	109,235	115,789	116,386
FNMA POOL #254753 4% 05-01-2010 BEO	722,691	728,337	718,933
FNMA POOL #255073 5.5% 02-01-2034 BEO	537,663	529,262	546,309
FNMA POOL #255079 5% 02-01-2019 BEO	232,250	238,565	236,190
FNMA POOL #255468 5% 10-01-2011 BEO	1,019,562	1,039,316	1,037,584
FNMA POOL #255493 5.5% 11-01-2024 BEO	1,161,094	1,189,577	1,187,463
FNMA POOL #255550 5.5% 12-01-2024 BEO	256,745	263,043	262,575
FNMA POOL #386255 3.53% 07-01-2010 BEO	365,862	344,825	353,657
FNMA POOL #461030 4.06% 06-01-2013 BEO	250,000	226,689	237,059
FNMA POOL #520982 8% DUE 11-01-2029 REG	31,296	33,350	34,021
FNMA POOL #535661 7.5% DUE 01-01-2031 REG	392,279	413,364	420,324
FNMA POOL #555212 7% 10-01-2032 BEO	53,012	55,887	56,215
FNMA POOL #555515 6.5% 12-01-2017 BEO	47,338	50,064	50,207
FNMA POOL #555783 4.5% 10-01-2033 BEO	1,234,707	1,145,529	1,195,550

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FNMA POOL #591209 7% DUE 08-01-2031 REG	355,755	375,043	377,136
FNMA POOL #602630 7% DUE 10-01-2031 REG	31,506	32,498	33,400
FNMA POOL #633651 6% DUE 04-01-2017 REG	436,144	451,818	457,285
FNMA POOL #633667 6% DUE 06-01-2017 REG	220,382	229,472	231,077
FNMA POOL #634503 6.5% DUE 03-01-2017 REG	130,991	134,389	138,930
FNMA POOL #644692 7% DUE 05-01-2032 REG	488,288	503,318	517,621
FNMA POOL #652996 6% 08-01-2017 BEO	188,275	198,159	197,401
FNMA POOL #653112 6% DUE 07-01-2017 REG	368,903	381,973	386,785
FNMA POOL #655114 7.5% DUE 08-01-2032 REG	30,101	31,822	32,227
FNMA POOL #697322 5.5% 12-01-2033 BEO	746,098	767,315	758,096
FNMA POOL #697416 5.5% 01-01-2034 BEO	219,026	223,715	222,488
FNMA POOL #725232 5% 03-01-2034 BEO	4,711,395	4,654,912	4,683,758
FNMA POOL #725546 4.5% 06-01-2019 BEO	291,460	290,185	290,717
FNMA POOL #729827 6% DUE 05-01-2033 REG	387,975	403,494	401,355
FNMA POOL #739423 5.5% 10-01-2033 BEO	1,370,437	1,379,859	1,392,475
FNMA POOL #744903 5.5% DUE 11-01-2033 REG	354,510	364,591	360,211
FNMA POOL #746053 5.5% 01-01-2034 BEO	314,394	319,454	319,450
FNMA POOL #751816 5.5% 10-01-2033 BEO	992,036	1,008,311	1,007,988
FNMA POOL #752657 5.5% DUE 01-01-2034 REG	374,914	382,940	380,840
FNMA POOL #758849 5.5% DUE 01-01-2034 REG	1,359,092	1,382,026	1,380,947
FNMA POOL #758938 5.5% DUE 01-01-2034 REG	344,841	351,980	350,386
FNMA POOL #761239 4% DUE 06-01-2019 BEO	688,734	673,883	672,769
FNMA POOL #761958 5.5% 04-01-2034 BEO	29,269	29,681	29,732
FNMA POOL #764852 5% DUE 01-01-2019 REG	1,521,370	1,562,732	1,547,175

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
FNMA POOL #766281 4.5% DUE 03-01-2019 REG	763,174	740,279	761,224
FNMA POOL #766961 5% 01-01-2019 BEO	112,232	115,125	114,101
FNMA POOL #767200 5.5% 01-01-2034 BEO	507,633	518,103	515,797
FNMA POOL #770681 5% 04-01-2019 BEO	445,212	452,656	452,627
FNMA POOL #774127 5% 06-01-2019 BEO	139,227	138,770	141,545
FNMA POOL #780813 4% 06-01-2019 BEO	971,101	950,161	948,591
FNMA REMIC TR SER 1997-M5 CL C 6.74 GTD MTG PASS THRU CTF DUE 08-25-2007 REG	565,000	596,298	604,128
FNMA SER 2001-T6 CL B 6.08799982071 05-25-2011	530,000	624,448	581,337
FNMA SER 2003-M2 CL B 3.48000001907 10-25-2011	490,000	492,450	470,263
FNMA SINGLE FAMILY MTG 4.5 30 YEARS SETTLES JAN	1,705,000	1,655,981	1,647,456
GNMA 2003-048 REMIC TR CTF CL AC 2.712 02-16-2020	520,634	517,555	508,917
GNMA 2003-088 CL AC 2.9141 06-16-2018	276,960	274,190	271,168
GNMA 2003-72 REMIC PASSTHRU CTF CL A 3.2062 04-16-2018	247,173	247,173	244,309
GNMA 2004-009 REMIC PASSTHRU CTF CL A 3.36 08-16-2022	588,887	578,995	579,041
GNMA 2004-012 REMIC PASSTHRU CTF CL A 3.11 01-16-2019	562,227	562,227	550,009
GNMA 2004-023 REMIC PASSTHRU CTF CL B 2.946 03-16-2019	645,000	627,716	626,690
GNMA 2004-025 REMIC PASSTHRU CTF CL AC 3.328 03-16-2019	450,000	450,000	442,543
GNMA 2004-042 REMIC PASSTHRU CTF CL LA 5.5 07-20-2025	510,000	529,245	521,620
GNMA 2004-043 REMIC PASSTHRU CTF CL A 2.822 12-16-2019	684,945	669,463	667,638
GNMA 2004-057 REMIC MTG PASSTHRU CTF CL A 3.022 01-16-2019	294,134	288,245	288,556
GNMA 2004-067 REMIC PASSTHRU CTF CL A 3.648 09-16-2017	614,199	615,326	611,545
GNMA 2004-097 REMIC PASSTHRU CTF CL AB 3.084 04-16-2022	673,026	662,929	656,853
GNMA II JUMBOS 5.5 30 YEARS SETTLES JAN	2,020,000	2,060,400	2,058,506

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
GNMA II POOL #003501 6 01-20-2034 BEO	10	10	10
GNMA POOL #003584 6% 07-20-2034 BEO	346,973	357,599	359,332
GNMA POOL #433627 7% DUE 02-15-2028 REG	94,308	96,312	100,394
GNMA POOL #458701 SER 2027 7% DUE 11-15-2027 REG	61,777	62,684	65,790
GNMA POOL #592128 SER 2032 7% DUE 11-15-2032 REG	26,850	28,579	28,537
GNMA POOL #596796 SER 2032 7% DUE 12-15-2032 REG	40,553	43,163	43,100
GNMA POOL #781070 SER 2029 8% DUE 07-15-2029 REG	115,249	118,521	125,389
GNMA REMIC 2004-51 CL A 4.145 02-16-2018	513,879	513,879	517,234
GNMA REMIC SER 2004-77 CL A 3.402 03-16-2020 REG	470,225	467,869	463,955
GNMA REMIC TR 2003-096 CL B 3.6072 08-16-2018	580,000	580,000	575,864
GNMAII POOL #003151 SER 2031 7% DUE 10-20-2031 REG	243,699	256,303	258,185
GNMAII POOL #003229 SER 2032 7% DUE 04-20-2032 REG	145,174	152,523	153,791
GNMAII POOL #003240 SER 2032 7% DUE 05-20-2032 REG	139,753	146,827	148,049
GNMAII POOL #003502 SER 2034 6.5% DUE 01-20-2034 REG	160,178	169,338	168,300
GNMAII POOL #003586 SER 2034 6.5% DUE 07-20-2034 REG	459,200	481,873	482,488
GNMAII POOL #003598 SER 2034 6% DUE 08-20-2034 REG	850,861	880,109	881,396
GNMAII POOL #003599 SER 2034 6.5% DUE 08-20-2034 REG	391,321	412,232	411,166
U.S TREAS BDS 5.500 DUE 08-15-2028 REG	610,000	640,764	660,230
UNITED STATES TREAS NTS BD INFLATION INDEXED 3 DUE 07-15-2012 REG	3,160,000	3,720,927	3,741,873
UNITED STATES TREAS NTS DTD 00068 3.375%DUE 09-15-2009 REG	235,000	234,339	232,852
UNITED STATES TREAS NTS DTD 00071 2.5% DUE 10-31-2006 REG	1,325,000	1,315,830	1,312,630
UNITED STATES TREAS NTS DTD 00076 2.875%DUE 11-30-2006 REG	3,050,000	3,043,328	3,040,469
UNITED STATES TREAS NTS DTD 00077 3.5% DUE 12-15-2009 REG	225,000	224,010	223,910

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
UNITED STATES TREAS NTS DTD 01/31/2003 1.625% DUE 01-31-2005 REG	130,000	129,904	129,980
UNITED STATES TREAS NTS DTD 08/15/1999 6% DUE 08-15-2009 REG	965,000	1,095,521	1,064,290
UNITED STATES TREAS NTS DTD 08/15/2000 5.75% DUE 08-15-2010 REG	1,530,000	1,709,635	1,684,495
UNITED STATES TREAS NTS NT 4.25% DUE 11-15-2014 REG	1,110,000	1,112,913	1,112,905
US TREAS BD STRIPPED PRIN PMT 028 02-15-2025 REG	2,250,000	671,175	810,583
US TREAS BDS 5.375 DUE 02-15-2031 BEO	2,225,000	2,342,582	2,405,955
US TREAS BDS 6.125 BDS 08-15-2029 USD1000	1,250,000	1,410,648	1,467,578
US TREAS BDS 8 1/8 15/8/2021 USD(VAR) 8.125 DUE 08-15-2021 REG	4,930,000	6,451,021	6,826,122
US TREAS BDS 9.25 DUE 02-15-2016 REG	905,000	1,291,178	1,291,852
US TREAS BDS DTD 02/15/2000 6.25 DUE 05-15-2030 REG	5,025,000	5,746,092	6,007,820
US TREAS BDS DTD 08/15/1993 6.25 DUE 08-15-2023 REG	1,670,000	1,850,827	1,955,139
US TREAS BDS DTD 11/17/1980 12.75 DUE 11-15-2010/CALL 11-15-2005 REG	1,440,000	1,875,004	1,561,332
US TREAS BDS USD1000 8.125 DUE 08-15-2019 REG	2,750,000	3,713,791	3,753,536
US TREAS BDS USD1000 8.125 DUE 08-15-2019 REG	6,015,000	8,161,103	8,210,006
US TREAS NTS 5 DUE 08-15-2011 REG	95,000	101,145	101,134
US TREAS NTS 5.75 DUE 11-15-2005 BEO	555,000	576,312	569,222
US TREAS NTS DTD 00009 4.375 DUE 08-15-2012 REG	920,000	948,433	941,958
US TREAS NTS DTD 00032 4.25 DUE 08-15-2013 REG	975,000	984,884	982,694
US TREAS NTS DTD 02/15/2000 6.5 DUE 02-15-2010 BEO	1,235,000	1,413,432	1,398,203
US TREAS NTS DTD 3.875 DUE 02-15-2013 REG	2,072,000	2,014,439	2,044,320
US TREAS NTS DTD DATE 03-31-2003 1.625 DUE 03-31-2005 REG	1,275,000	1,272,744	1,273,008
US TREAS NTS NT 3.625 DUE 07-15-2009 REG	200,000	201,008	200,578

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
US TREAS SEC STRIPPED INT PMT 259 02-15-2025 REG	2,120,000	681,807	760,750
		182,536,434	183,510,935
Corporate Debt Instruments - Preferred (SOLSIP)	Face Value		
ENCANA CORP 4.6 DUE 08-15-2009/08-04-2004 BEO	350,000	349,433	356,578
ENCANA CORP ENCANA CORP 6.5 DUE 08-15-2034/09-04-2004 BEO	180,000	179,474	197,604
PVTPL MANTIS REEF LTD ABC SECS 144A 3C7 4.692 DUE 11-14-2008 BEO	255,000	255,000	255,744
FRANCE TELECOM SA NT STEP UP 03-01-2011	185,000	213,891	220,687
FRANCE TELECOM SA NT STEP UP 03-01-2031 02-28-2031	90,000	118,249	122,003
DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.5% DUE 06-15-2010 BEO	455,000	532,618	542,075
DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.75% DUE 06-15-2030 BEO	335,000	431,916	442,353
DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.75% DUE 06-15-2030 BEO	325,000	399,752	429,149
DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.75% DUE 06-15-2030 BEO	185,000	220,439	244,285
KOREA DEV BK 3.875 DUE 03-02-2009 BEO	80,000	79,781	78,963
DBS BK LTD SINGAPORE 5.00000 11 15 2019 DUE 11-15-2019 BEO	185,000	182,408	183,611
HBOS PLC MEDIUM TERM SUB NTS BOOK ENTRY TRANCHE # SB 00007 VAR RT DUE 11-01-2013	470,000	474,192	481,894
NATL WESTMINSTER BK PLC 7.75 10-16-02 AFTER 6MO$US LIB +145BP 4-29-49/10-16-07	700,000	727,090	765,953
NETWORK RAIL 2.625 DUE 03-26-2008 BEO	640,000	618,118	621,099
PVTPL NATIONWIDE BLDG SOC B SR NT 144A 2.625 DUE 01-30-2007 BEO	395,000	394,277	387,812
AMER W AIRLS INC 2001-1 PASS THRU CTF CLG 7.1 DUE 10-02-2022 BEO	355,269	355,269	377,197
AMERN EXPRESS CR A/C MASTER TR 2001-1 AST BKD CL A FLTG RATE 09-15-2008 BEO	385,000	385,736	385,606
AMERN EXPRESS MASTER TR SERIES 2002-1 CL-A EXP MTY 01-18-05 DUE 12-15-05 BEO	900,000	900,844	900,054

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
AMERN GEN FIN CORP MEDIUM TERM SR NTS-BOOK ENTRY MTN 3.875 DUE 10-01-2009	410,000	407,995	403,446
AMOCO CORP 6.5 DEB DUE 08-01-2007	420,000	475,546	450,229
AMSOUTH BK N A BIRMINGHAM ALA SUB NT 4.85 DUE 04-01-2013 BEO	245,000	243,439	244,735
ARCHER DANIELS MIDLAND CO NT DTD 02/08/2001 7 DUE 02-01-2031 BEO	100,000	114,144	120,007
AT&T WIRELESS SVCS INC SR NT 8.75 DUE 03-01-2031 BEO	120,000	146,252	161,798
AT&T WIRELESS SVCS INC SR NT 8.75 DUE 03-01-2031 BEO	90,000	110,392	121,348
BANKAMERICA CORP 7.125 DUE 10-15-2011 REG	95,000	109,531	108,257
BB&T CORP BRH BK & TR 5.2 DUE 12-23-2015BEO	615,000	612,558	626,895
BEAR STEARNS COS INC GLOBAL NT 4.5 DUE 10-28-2010 REG	185,000	184,458	186,585
BEAR STEARNS COS INC NT 3.25 DUE 03-25-2009 BEO	80,000	79,711	77,680
BELLSOUTH CORP BD 5.2 DUE 09-15-2014 BEO	100,000	100,932	101,922
BELLSOUTH CORP BD 6% DUE 11-15-2034/11-15-2004 REG	425,000	418,135	430,658
BK 1 CORP MEDIUM TERM SUB NTS BOOK ENTRYTRANCHE # SB 00001 6 DUE 02-17-2009	315,000	286,871	336,709
BK 1 CORP NT 6 DUE 08-01-2008 BEO	205,000	218,100	219,408
BK AMER CORP BK AMER CORP SUB 6.25 DUE 04-15-2012 BEO	425,000	458,711	469,372
BK AMER CORP SUB NT 7.4 DUE 01-15-2011 BEO	395,000	458,319	457,559
BK NY INC SR NOTES 5.2 DUE 07-01-2007 BEO	65,000	69,759	67,578
BMW VEH OWNER TR BMW VEH OWNER TR 3.31999993324% DUE 02-25-2009 BEO	1,250,000	1,249,745	1,244,579
BMW VEH OWNER TR BMW VEH OWNER TRUST2004A A3 2 2.67000007629 DUE 03-25-2008 BEO	250,002	249,994	248,195
BOEING CAP CORP NT 4.75 DUE 08-25-2008/08-24-2008 BEO	185,000	184,691	191,336
BOEING CAP CORP NT 7.375 DUE 09-27-2010/09-26-2010 BEO	245,000	280,036	282,466
BOEING CO DEB 7.95% DUE 08-15-2024 REG	185,000	210,071	239,335

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
BURL NORTHN & SANTA FE RY CO 2004- 2004-1 PASS THRU CTF 4.575 1-15-2021 BEO	105,000	105,000	105,670
CA INFRASTRUCTURE & ECON DEV SCE-1 SER 1997-1 CTF CL A6 6.38 DUE 09-25-2008 REG	169,012	175,713	174,250
CAPITAL ONE PRIME AUTO RECEIVABLES TR SER 2004-1 CL A3 11-15-2007 REG	95,000	94,992	94,073
CATERPILLAR FINL SERVICES NT VAR RT DUE 08-20-2007	235,000	235,000	234,872
CATERPILLAR FINL SVCS CORP MEDIUM TERM NMTN 3.1 DUE 05-15-2007 REG	280,000	279,804	277,640
CATERPILLAR FINL SVCS CORP MEDIUM TERM NTS-BOOK ENTRY MTN 3.625% DUE 11-15-2007	45,000	44,994	45,049
CENTEX HOME EQUITY LN TR 2004-B ASSET BKD CTF CL AF-2 12-25-2021 REG	350,000	350,000	345,320
CHASE CR CARD OWNER TR 2000-3 ASSET BKD NT CL A FLTG RATE 01-15-2008 BEO	505,000	505,967	505,466
CHASE CR CARD OWNER TR 2001-4 ASSET BKD NT CL A 5.5% DUE 11-17-2008 BEO	400,000	420,883	412,900
CHASE CR CARD OWNER TR 2001-4 ASSET BKD NT CL A 5.5% DUE 11-17-2008 BEO	480,000	479,924	495,480
CHASE CR CARD OWNER TR 2002-6 ASSET BKD NT CL B FLTG RATE 01-15-2008 BEO	470,000	471,414	470,674
CHASE CR CARD OWNER TR 2002-8 ASSET BKD NT CL A FLTG RATE 03-17-2008 BEO	405,000	405,301	405,213
CHASE MANHATTAN AUTO OWNER TR 2003-C ASSET BKD CTF 2.78% DUE 06-15-2010 REG	415,000	414,909	410,934
CHASE MANHATTAN CORP NEW SUB NT DTD 02/23/1999 6 DUE 02-15-2009 BEO	225,000	223,191	240,026
CHEC LN TR 2004-2 ASSET BKD CTF CL A-1 FLTG 01-25-2025 REG	444,565	444,565	444,574
CIT GROUP HOLDINGS 7.375 DUE 04-02-2007 BEO	40,000	45,590	43,190
CIT GROUP INC NEW SR NT 2.875 DUE 09-29-2006	125,000	124,795	123,698
CIT GROUP SR NT 7.75 DUE 04-02-2012 BEO	235,000	272,366	278,170

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
CITIBANK CR CARD ISSUANCE TR 2002-A2 NT FLTG RATE 02-15-2007 BEO	915,000	915,465	914,758
CITIBANK CR CARD ISSUANCE TR 2003-A5 NT 2.5% DUE 04-07-2008 BEO	535,000	537,048	530,265
CITIBANK CR CARD ISSUANCE TR CITIBANK CRCARD 2001-A6 A6 5.65 06-16-2008	595,000	625,773	614,867
CITIBANK CR CARD ISSUANCE TR NT 2000-A3 6.875% DUE 11-16-2009 BEO	675,000	691,717	734,612
CITIBANK CR CARD MASTER TR I SER 1999-5 CL A 6.09999990463% DUE 05-15-2008 BEO	425,000	448,093	441,061
CITICORP MEDIUM TERM SUB NTS-BOOK ENTRYTRANCHE # SB 00195 6.375 DUE 11-15-2008	190,000	179,997	206,848
CITIGROUP INC 5.625 DUE 08-27-2012 BEO	260,000	266,132	276,884
CITIGROUP INC GLOBAL SR NT DTD 05/10/2001 5.75 DUE 05-10-2006 BEO	90,000	96,980	92,939
CITIGROUP INC NT GLOBAL 6 DUE 02-21-2012BEO	145,000	157,490	158,627
CLOROX CO SR NT 144A DUE 12-14-2007 BEO	125,000	125,108	124,932
CMO CHASE COML MTG SECS CORP 1997-2 MTG PASSTHRU CTF CL C 6.6 DUE 12-19-2029 BEO	170,000	186,468	182,591
CMO MORGAN STANLEY CAP I MTG PASSTHRU 99-CAM1 CL A-4 7.1 09-15-2018 BEO	125,000	136,167	139,316
CMO MSDW CAP I TR SER 2001-PPM CL A2 6.4DUE 02-15-2031 BEO	290,072	294,355	309,205
CMO RESIDENTIAL ASSET MTG PRODS INC SER 2004-RS8 CL AI2 3.81% DUE 01-25-2026 REG	610,000	609,937	610,102
CMO WAMU MTG PASS-THROUGH CTFS 2004-AR7 CL A-6 DUE 07-25-2034 REG	675,000	673,181	667,007
CMO WAMU MTG PASS-THROUGH CTFS 2004-AR9 CL A-7 VAR DUE 08-25-2034 REG	375,000	369,806	375,296
CMO WAMU MTG PASS-THRU CTFS SER 2003-AR10 CL A5 4.07579 10-25-2033 REG	600,000	592,781	596,566

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
COMED TRANSITIONAL FDG TR SER 1998 NT CLA-5 5.44000005722% DUE 03-25-2007 BEO	82,076	81,297	82,639
COOPER INDS INC GTD SR NT 5.25% DUE 07-01-2007 BEO	155,000	154,830	160,583
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS# TR 00313 4 DUE 03-22-2011 REG	620,000	605,231	602,801
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE TR 00304 3.25 05-21-2008	250,000	249,783	244,457
CR SUISSE 1ST BSTN USA INC NT 3.875 DUE 01-15-2009 BEO	700,000	693,707	695,908
CVS CORP NT 4% DUE 09-15-2009/03-15-2005REG	100,000	99,735	99,530
CVS CORP NT 4% DUE 09-15-2009/03-15-2005REG	215,000	214,430	213,990
CVS CORP NT 5.625 DUE 03-15-2006/03-14-2006 BEO	400,000	398,208	410,157
CWABS INC SER 2004-14 CL A-1 FLT RT 09-25-2022 REG	700,000	700,000	700,000
DAIMLERCHRYSLER AUTO TR 2003B AST BACKEDNT CL A-4 2.86 DUE 03-09-2009 REG	1,145,000	1,138,649	1,132,373
DAIMLERCHRYSLER AUTO TR 2004-A CL A-3 2%DUE 12-10-2007 REG	910,000	909,882	897,610
DISCOVER CARD MASTER TR I SER 96-3 CR CARD PASSTHRU CTF 6.05 08-18-08 REG	190,000	199,070	195,998
DONNELLEY R R & SONS CO SR NT 4.95% DUE 04-01-2014/09-07-2004 REG	430,000	428,805	431,550
EQUITABLE COS INC SR NT 6.5 DUE 04-01-2008 REG	55,000	56,423	59,504
FLEET CR CARD MASTER TR II 2002-A ASSET BKD CTF CL A 08-15-2008/04-15-2005 BEO	575,000	575,195	575,084
FLEET CR CARD MASTER TR II FCCMT 2003A A2.40000009537% DUE 07-15-2008 BEO	460,000	464,744	456,631
FORD CR AUTO OWNER TR 2002-C AST BKD NT CL A-3 3.38000011444 DUE 12-15-2005 BEO	17,400	17,400	17,400
FORD CR AUTO OWNER TR FORD CREDIT AUTO OWNER TR 3.53999996185 DUE 11-15-2008BEO	355,000	354,933	354,077
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00528 6.75 DUE 03-15-2032	275,000	271,385	321,874

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00528 6.75 DUE 03-15-2032	335,000	332,203	392,101
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00666 DUE 12-15-2009 REG	525,000	525,347	524,970
GEN ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY MTN 4.25 DUE 12-01-2010	95,000	94,522	94,948
GMACM HOME EQUITY LN TR 2003-HE1 LN BKD NT CL A-2 VAR RATE 04-25-2033 BEO	360,000	360,098	360,669
GOLDMAN SACHS GROUP INC FOR FUTURE EQTY USE 38143U 5.25 DUE 10-15-2013 BEO	170,000	171,061	173,927
GOLDMAN SACHS GROUP INC NT DTD 01/10/2001 6.875 DUE 01-15-2011 BEO	550,000	569,198	620,498
GOLDMAN SACHS GROUP INC NT DTD 01/10/2001 6.875 DUE 01-15-2011 BEO	285,000	286,362	321,531
GOLDMAN SACHS GROUP INC SR NT DTD 03/31/2003 5.25 DUE 04-01-2013 BEO	750,000	768,293	769,091
GTE CORP 6.94 DUE 04-15-2028 REG	420,000	435,929	467,769
HARTFORD FINL SVCS GROUP INC 7.75 DUE 06-15-2005 BEO	280,000	281,680	285,717
HARTFORD FINL SVCS GROUP INC NT 2.375 DUE 06-01-2006 BEO	35,000	34,959	34,360
HONDA AUTO RECEIVABLES 2003-4 OWNER TR SER 2003-4 CL A3 2.19 DUE 05-15-2007 REG	450,000	449,950	446,652
HONDA AUTO RECEIVABLES 2003-5 OWNER TR SER 2003-5 CL A3 2.30 DUE 10-18-2007 BEO	1,130,000	1,129,809	1,120,989
HOUSEHOLD FIN CORP NT 4.125% DUE 11-16-2009	425,000	422,959	422,715
HOUSEHOLD FIN CORP NT 8% DUE 07-15-2010 BEO	70,000	83,336	82,386
HOUSEHOLD FIN CORP NT DTD 06/17/1998 6.4% DUE 06-17-2008 REG	110,000	124,588	118,677
HSBC BK USA N A GLOBAL MEDIUM TERM SUB BMTN 5.875 DUE 11-01-2034	305,000	303,377	308,842
HSBC FIN CORP NT 6.75% DUE 05-15-2011 REG	75,000	84,705	84,167

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
HSEHD CR CARD MASTER TR I 2000-1 AST BKDNT CL A VAR RATE 6.76 DUE 08-15-2008	700,000	701,148	700,859
HSEHD FIN CORP NT 6.375 DUE 10-15-2011 BEO	500,000	559,465	552,198
HSEHD FIN CORP NT 6.375 DUE 10-15-2011 BEO	65,000	70,506	71,786
HSEHD FIN CORP SR NT DTD 02/05/1999 5.875 DUE 02-01-2009 BEO	155,000	168,049	165,631
HSG SECS INC SER 94-2 CL A-1 6.5 CTF DUE07-25-2009 REG	45,726	44,877	45,647
HYUNDAI AUTO RECEIVABLES TR 2004-A NT CLB 3.46% DUE 08-15-2011 REG	510,000	509,958	506,061
INTL LEASE FIN CORP NT 3.75 DUE 08-01-2007 BEO	120,000	119,758	119,974
J P MORGAN CHASE & CO NT 6.75 DUE 02-01-2011 BEO	560,000	625,371	629,108
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT 5.125 DUE 09-15-2014 REG	575,000	573,574	578,772
KEY BK N A MEDIUM TERM SUB BK NTS BOOK TRANCHE # SB 00008 5.8 07-01-2014 BEO	355,000	374,135	375,975
KEYSPAN CORP 4.65 DUE 04-01-2013/03-31-2013 BEO	145,000	153,535	145,118
LOWES COS INC 6.875 DUE 02-15-2028 REG	105,000	111,156	123,846
MASSMUTUAL GLOBAL FDG II MEDIUM TERM NTSTRANCHE # TR 00016 3.8 4-15-09 BEO	175,000	174,767	173,426
MBNA CR CARD MASTER NT TR MBNA MASTER CCTR 01-A1 A1 5.75% DUE 10-15-2008 BEO	330,000	343,200	341,119
MBNA MASTER CR CARD TR II SER 2000-C ASTBKD CTF CL A FLTG RATE 07-15-2007 BEO	300,000	300,280	300,062
MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY MTN 4.125 DUE 09-10-2009	200,000	199,330	199,864
MORGAN J P COML MTG FIN CORP 97-C5 CL A37/088 MTG PASSTHRU CTF DUE 9-15-29 BEO	408,427	454,904	434,347
MORGAN ST CAP I INC SER 1998-HF1 CL C 6.75 COML MTG P-THRU CTF 1-15-08 BEO	250,000	260,547	270,459
MORGAN STANLEY 4% DUE 01-15-2010 BEO	145,000	144,491	143,353

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
MORGAN STANLEY 4% DUE 01-15-2010 BEO	545,000	541,882	538,809
MORGAN STANLEY DEAN WITTER CAP I TR 2001PPM COML MTG PASSTHRU 6.54 10-15-11	525,000	561,297	566,014
MORGAN STANLEY GLOBAL SUB NT 4.75 DUE 04-01-2014 BEO	500,000	495,645	487,204
NATL CY CORP SUB DEB DTD 05/04/1999 6.875 DUE 05-15-2019 BEO	500,000	462,928	571,387
NIAGARA MOHAWK PWR CORP SR NT SER G 7.75DUE 10-01-2008 REG	205,000	238,503	230,622
NISSAN AUTO LEASE TR SER 2004-A CL A-3 2.90000009537% DUE 08-15-2007 REG	535,000	534,970	533,894
NISSAN AUTO RECEIVABLES 2004-B TR NT CL A-3 3.34999990463% DUE 05-15-2008 REG	635,000	634,887	635,107
PAC G & E SER 1A8 6.48 CMO CTF DUE 12-26-2009 SCHEDULED MTY 12-26-2007	340,000	343,873	363,161
PECO ENERGY CO EXC PECO ENERGY 3.5 DUE 05-01-2008 BEO	195,000	195,000	193,622
PECO ENERGY TRANSITION TR SER 1999-A CL A-6 6.05 DUE 03-01-2009 BEO	395,000	415,792	410,359
PECO ENERGY TRANSITION TR SER 1999-A TRAN BD CL A-4 5.8 DUE 03-01-2007 BEO	124,473	129,491	125,179
PROCTER & GAMBLE CO DEB 8 DUE 09-01-2024BEO PUT	520,000	619,266	692,529
PROCTER & GAMBLE PFT SHG TR & EMP STR OWN PLAN 9.36 DUE 01-01-2021 REG PUT SF	135,000	155,207	179,241
PRUDENTIAL FINL INC DEB 4.104% DUE 11-15-2006 REG	150,000	152,243	151,643
PRUDENTIAL FINL INC DEB 4.104% DUE 11-15-2006 REG	630,000	640,436	636,900
PRUDENTIAL FINL INC MEDIUM TERM NTS BOOKTRANCHE # TR 00005 5.1 09-20-2014	375,000	373,346	376,797
PSE&G TRANSITION FDG LLC 2001-1 CL A-2 5.73999977112% DUE 03-15-2007 BEO	38,342	39,535	38,603
PUB SERVICE CORP COL 1ST COLL TR BD SER 14 4.375 10-1-08/9-30-08 REG	240,000	239,712	243,359

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
PUB SERVICE CORP COL 1ST COLL TR BD SER 14 4.375 10-1-08/9-30-08 REG	80,000	79,904	81,120
PUB SVC ELEC GAS CO SECD MEDIUM TERM NTSBOOK ENTRY TR#00010 5 DUE 01-01-2013	115,000	115,000	117,375
PVTPL AIG SUNAMERICA GLOBAL FING VI SR NT 144A 6.3 DUE 05-10-2011 BEO	450,000	449,339	490,800
PVTPL AMGEN INC SR NT 144A 4.85% DUE 11-18-2014/11-18-2004 BEO	235,000	234,962	234,987
PVTPL BERKSHIRE HATHAWAY FIN CORP 3.4 DUE 07-02-2007 BEO	635,000	635,323	633,499
PVTPL CMO CALWEST INDL TR 2002-CALW COMLMTG PASS THRU 144A 6.127 2-15-17 BEO	265,000	265,015	288,276
PVTPL CMO MACH ONE 2004-1 LLC CL A-1 144A 3.8900001049% DUE 01-01-2034 BEO	465,581	465,491	464,463
PVTPL CMO WORLD FINL PPTYS TOWER B FIN CORP SER 1996 WFP-B 144A 6.91 09-01-2013	464,437	457,517	513,778
PVTPL CVS CORP PASSTHRU CTF 144A 6.204 DUE 10-10-2025 REG	53,514	53,515	57,711
PVTPL FMR CORP NT 144A 7.49 DUE 06-15-2019 BEO	135,000	162,620	163,943
PVTPL HANCOCK JOHN GLOBAL FDG II BOOK ENTRY 144A 7.9 DUE 07-02-2010 BEO	370,000	369,116	433,224
PVTPL HIGHMARK INC NT 144A 6.8 DUE 08-15-2013/08-14-2013 BEO	135,000	145,919	147,249
PVTPL HUTCHISON WHAMPOA INTL 03/13 LTD 6.5 DUE 02-13-2013 BEO	215,000	228,180	231,704
PVTPL MASSMUTUAL GLOBAL FDG II MEDIUM TERM NTS NT 144A 2.55 DUE 07-15-2008 BEO	225,000	224,730	215,930
PVTPL MERIDIAN FDG CO LLC GTD MEDIUM TERM NTS NT 144A 2.75097 10-06-2008BEO	240,000	240,000	239,720
PVTPL NATIONWIDE MUT INS CO 6.6 DUE 04-15-2034/04-15-2014 BEO	200,000	198,400	200,232
PVTPL NATIONWIDE MUT INS CO NATIONWIDE MUT INS NTS 144A 8.25 DUE 12-01-2031 BEO	215,000	252,378	265,714
PVTPL NATIONWIDE MUT INS CO NATIONWIDE MUT INS NTS 144A 8.25 DUE 12-01-2031 BEO	180,000	180,029	222,458

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
PVTPL PRUDENTIAL HLDGS LLC SER B INSD NT144A 7.245 DUE 12-18-2023 BEO	295,000	295,000	350,189
PVTPL RABOBANK CAP FDG III GTD TR NT 144A 5.254 DUE 12-31-2016/06-30-2017 BEO	400,000	400,000	397,826
PVTPL RAS LAFFAN LIQUEFIED NAT GAS CO LTD 8.294 DUE 03-15-2014 REG PUT	165,000	187,090	194,962
PVTPL SYSTEMS 2001 A T LLC SERIES-2001 CLASS-G 144A 6.664 DUE 09-15-2013 BEO	270,120	273,816	299,306
PVTPL TIAA GLOBAL MKTS INC TIAA GLOBAL MARKETS 4.125 DUE 11-15-2007 BEO	420,000	430,273	425,355
REGIONS FINL CORP REGIONS FINL CORP 6.375 DUE 05-15-2012 BEO	200,000	225,776	220,492
RESDNTL AST SEC CORP MTG PA SER 2004-KS3CL AI2 2.17 DUE 12-25-2024 REG	550,000	549,972	540,601
RESDNTL AST SEC CORP MTG PASS THRU CTF 2004-KS10 A-I-1 3.26 DUE 10-25-2013 REG	378,856	378,856	378,896
RESIDENTIAL ASSET MTG PRODS INC 2003-RS11 3.047% DUE 03-25-2025 REG	275,000	274,270	274,074
RESIDENTIAL AST MTG PRODS INC 2004-RS12 MTG PASSTHRU CTF A-II-1 06-25-2027 REG	865,000	865,000	865,000
S.W AIRLS 2001-1 PASS THRU TRS S.W AIR5.496 DUE 11-01-2006 BEO	110,000	110,000	113,271
SALOMON SMITH BARNEY HLDGS INC NT 6.5 DUE 02-15-2008 BEO	760,000	830,541	822,911
SBC COMMUNICATIONS INC NT 5.1% DUE 09-15-2014/11-03-2004 BEO	520,000	520,162	524,833
SBC COMMUNICATIONS INC NT 5.625 DUE 06-15-2016/08-16-2004 BEO	190,000	189,821	196,280
SC ELEC & GAS CO SC ELEC & GAS CO 99.807KDJ2 X7-9446 5.3 05-15-2033 BEO	60,000	59,884	58,249
SLM CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00015 5 DUE 04-15-2015 BEO	300,000	298,050	299,227
SLM CORP MEDIUM TERM NTS BOOK ENTRY 5 DUE 10-01-2013 BEO	275,000	263,194	278,475

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
SLM CORP MEDIUM TERM NTS BOOK ENTRY 5 DUE 10-01-2013 BEO	180,000	179,437	182,274
SLM CORP MEDIUM TERM NTS BOOK ENTRY MTN 4% DUE 01-15-2010	180,000	178,990	178,606
SOUTHTRUST CORP SOUTHTRUST CORP NOTES 05.800 JUN 15 2014 5.8 06-15-2014 BEO	160,000	159,750	169,434
SPECIALTY UNDERWRITING & RESIDENTIAL FINSER 2004-BC4 CL A2A 10-25-2035 BEO	740,000	740,000	739,306
TXU ELEC DELIVERY TRANSITION BD CO LLC 2004-1 BD CL A-2 4.81 DUE 11-17-2014 REG	150,000	149,811	153,650
U S BK NATL ASSN MINNEAPOLIS MINN MEDIUMTRANCHE # SB 00001 6.375 8-1-11 REG	280,000	317,806	310,955
UN PLANTERS BK NATL ASSN MEMPHIS TENN TRANCHE # TR 00006 5.125 6-15-07 BEO	225,000	237,713	234,314
UN PLANTERS CORP SUB NT 7.75 DUE 03-01-2011 BEO	320,000	384,969	374,712
US CELLULAR CORP NT 6.7 DUE 12-15-2033/12-14-2033 BEO	75,000	72,177	77,702
USAA AUTO OWNER TR 2004-1 ASSET BKD NT CL A-3 2.06% DUE 04-15-2008 REG	1,225,000	1,224,923	1,208,812
VERIZON GLOBAL FDG CORP BD 6.875 DUE 06-15-2012 BEO	590,000	649,120	673,503
VERIZON GLOBAL FDG CORP NT 7.75 DUE 12-01-2030 BEO	35,000	40,068	43,516
VERIZON GLOBAL FDG CORP VERIZON GLBL FD 7.75 DUE 06-15-2032 BEO	130,000	154,899	162,199
VERIZON NEW ENG INC VERIZON NEW ENG INC 6.5 DUE 09-15-2011 BEO	320,000	360,493	352,015
VERIZON NY INC DEB SER A 6.875 DUE 04-01-2012 BEO	100,000	113,417	112,248
VOLKSWAGEN AUTO LEASE TR SER 2004-A CL A3 2.83999991417% DUE 07-20-2007 REG	435,000	434,992	432,145
WA MUT BK FA CHATSWORTH CAL GL NT 5.65 DUE 08-15-2014 BEO	300,000	310,923	310,317
WA MUT BK FA CHATSWORTH CAL GL TRANCHE #SB 00003 5.125 DUE 01-15-2015 BEO	215,000	215,561	213,539

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
WACHOVIA CORP 4.875 DUE 02-15-2014 BEO	595,000	593,065	593,023
WACHOVIA CORP NEW GLOBAL NT 4.95% DUE 11-01-2006 REG	165,000	176,141	169,594
WELLS FARGO & CO NEW SUB GLOBAL NT 6.375DUE 08-01-2011 BEO	260,000	297,580	287,858
WFS FINL 2004-3 OWNER TR 2004-3 B 3.51% DUE 02-17-2012 BEO	295,000	294,965	293,863
WFS FINL 2004-4 OWNER TR CL A-2 2.5% DUE12-17-2007 REG	325,000	324,981	323,485
WFS FINL 2004-4 OWNER TR CL C 3.21% DUE 05-17-2012 REG	550,000	549,964	547,515
WI ELEC PWR CO NT 5.625 DUE 05-15-2033 BEO	190,000	189,449	193,267
WI ELEC PWR CO NT 5.625 DUE 05-15-2033 BEO	35,000	34,899	35,602
WORLD SVGS BK FSB OAKLAND CAL MEDIUM T NT 4.125 DUE 12-15-2009 REG	295,000	294,086	295,055
WYETH BD 6.45 DUE 02-01-2024/01-31-2024 BEO	115,000	115,922	122,313
WYETH WYE 5.50 02/01/2014 5.5 DUE 02-01-2014/12-16-2003 BEO	160,000	163,356	165,526
		72,092,530	73,198,527
Corporate Debt Instruments - Other (SOLSIP)	Face Value		
PVTPL ST GEORGE BK LTD SUB NT 144A 5.3 DUE 10-15-2015 BEO	280,000	279,409	285,090
PVTPL SAPPI PAPIER HLDG AG HLDG 144A 6.75 DUE 06-15-2012 BEO	125,000	132,912	138,889
DOMTAR INC NT 5.375 DUE 12-01-2013/11-30-2013 REG	165,000	163,784	163,360
NEXEN INC NT 5.05 DUE 11-20-2013 BEO	210,000	211,176	208,551
NEXEN INC NT 5.05 DUE 11-20-2013 BEO	135,000	134,325	134,068
PC FINL PARTNERSHIP GTD SR NT 5% DUE 11-15-2014/11-15-2004 REG	310,000	308,363	308,860
PETRO CDA NT 4% DUE 07-15-2013/07-14-2013 BEO	35,000	34,838	32,786
PETRO CDA PETRO CANADA 5.35% DUE 07-15-2033/07-14-2033 BEO	90,000	88,292	84,097
POTASH CORP SASK INC PCT 20130301 4.875 DUE 03-01-2013/02-28-2013 BEO	310,000	301,708	311,597

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
MERITA BK LTD N Y BRH SUB NT STEP UP PERP 144A DUE 12-29-2049/01-30-2007 REG	250,000	244,875	266,731
TELECOM ITALIA CAP GTD SR NT SER A 4 DUE11-15-2008 REG	120,000	119,927	119,541
TYCO INTL GROUP S A GTD NT DTD 02/21/2001 6.75 DUE 02-15-2011 BEO	50,000	56,465	56,039
PEMEX PROJ FDG MASTER TR NT 7.375 DUE 12-15-2014 BEO	105,000	114,936	116,708
PEMEX PROJ FDG MASTER TR NT 9.125% DUE 10-13-2010 BEO	35,000	39,113	41,965
TELEFONOS DE MEX S A SR NT 4.5 DUE 11-19-2008 REG	390,000	389,609	392,599
PVTPL CABOT FIN B V NT 144A 5.25 DUE 09-01-2013/08-31-2013 BEO	305,000	303,240	305,328
AMVESCAP PLC SR NT 5.375 DUE 02-27-2013 BEO	305,000	305,166	307,721
BRIT SKY BROADCASTING GROUP PLC GTD NT 6.875 DUE 02-23-2009 BEQ	285,000	312,528	312,648
NORTHN ROCK PLC MEDIUM TERM SR NTS BOO TRANCHE # SR 00021 5.6 DUE 04-30-2014	185,000	184,817	191,011
PVTPL PEARSON DLR FIN PLC GTD SR NT 144A4.7 DUE 06-01-2009 BEO	225,000	224,957	229,320
PVTPL WPP FIN UK NT 144A 5.875 DUE 06-15-2014 BEO	180,000	179,461	187,333
AETNA INC NEW FRMRLY AETNA US HLTHCR INCTO 12/13/00 SR NT 7.875 DUE 3-1-11 BEO	320,000	324,448	374,512
ALBERTSONS INC ALBERTSON'S INC 7.5 DUE 02-15-2011 BEO	105,000	117,618	121,608
ALTRIA GROUP INC NT 7 DUE 11-04-2013 BEO	235,000	234,125	254,634
ALTRIA GROUP INC NT 7 DUE 11-04-2013 BEO	110,000	109,688	119,190
AMERADA HESS CORP NT 7.875 DUE 10-01-2029/09-30-2029 BEO	60,000	72,425	70,992
AMERADA HESS CORP NT DTD 08/15/2001 6.65DUE 08-15-2011/08-14-2011 BEO	105,000	124,007	115,466
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00367 5.875 DUE 07-14-2006	295,000	294,425	305,864
ANTHEM INC NT 2009 6.8% DUE 08-01-2012 BEO	20,000	21,715	22,642

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
AOL TIME WARNER INC 6.75 DUE 04-15-2011/04-19-2001 BEO	430,000	476,346	483,689
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO	175,000	200,457	214,046
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO	95,000	99,218	116,196
APPALACHIAN PWR CO BD 5.95 DUE 05-15-2033/05-14-2033 BEO	125,000	124,736	126,293
APPALACHIAN PWR CO BD 5.95 DUE 05-15-2033/05-14-2033 BEO	95,000	96,218	95,983
ARAMARK SVCS INC 7.0 BD DUE 07-15-2006 BEO	125,000	132,896	130,908
ARAMARK SVCS INC 7.00000 00/00/00 05/01/07 7 DUE 05-01-2007 BEO	45,000	48,446	48,011
ARAMARK SVCS INC NT DTD 08/23/2002 6.375DUE 02-15-2008 BEO	180,000	194,312	192,576
ARCHSTONE-SMITH OPER TR NT 5.625 DUE 08-15-2014/08-02-2004 BEO	90,000	89,807	93,502
ARCHSTONE-SMITH TR CORP BDS 5 DUE 08-15-2007/08-14-2007 BEO	180,000	185,586	185,013
AZ PUB SVC CO NT 5.8 DUE 06-30-2014/06-29-2014 BEO	180,000	180,398	192,214
AZ PUB SVC CO PNW 65 030112 6.5 DUE 03-01-2012/02-28-2012 BEO	210,000	230,341	233,443
B.STEARNS MTG SECS INC SER 1998-2 CL B 6.75 PASSTHRU CTF 4-30-30 BEO	2,949	2,887	2,940
BRANDYWINE OPER PARTNERSHIP L P NT 4.5% DUE 11-01-2009/10-22-2004 REG	320,000	319,584	317,946
BSTN PPTYS LTD PARTNERSHIP NT 5 DUE 06-01-2015/05-31-2015 BEO	30,000	29,054	29,255
BSTN PPTYS LTD PARTNERSHIP SR NT 5.625 DUE 04-15-2015/04-14-2015 BEO	95,000	94,903	97,923
BSTN PPTYS LTD PARTNERSHIP SR NT 6.25 DUE 01-15-2013/01-14-2013 BEO	235,000	234,178	254,961
BUNGE LTD FIN CORP GTD SR NT 5.35% DUE 04-15-2014/11-04-2004 REG	70,000	70,189	71,631
CAP 1 BK MEDIUM TERM SR BK NTS BOOK ENTRY MTN 4.25 DUE 12-01-2008 REG	535,000	526,783	538,890

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
CAP 1 MULTI-ASSET EXECUTION TR SER2003-2CL C2 4.32000017166 DUE 04-15-2009 REG	725,000	737,008	732,346
CAP 1 MULTI-AST EXECUTION TR SER 2004-C1 CL C1 3.4 DUE 11-16-2009 BEO	545,000	544,881	540,916
CAPCO AMER SECURITIZATION CORP PASSTHRU CTF 1998-D7 A-1B 6.26 DUE 10-15-2030	245,000	274,496	263,975
CAROLINA PWR & LT CO 1ST MTG BD 5.125 DUE 09-15-2013/09-14-2013 REG	180,000	178,070	184,144
CENTERPOINT ENERGY HSTN ELEC LLC GEN MTGBD SER M 5.75 DUE 01-15-2014 REG	480,000	478,819	508,860
CHEVRON PHILLIPS CHEM CO LLC /CHEVRON PHILLIPS CHEM CO LP NT DTD 03/19/2001 7	355,000	397,045	400,052
CIN GAS & ELEC CO DEB 5.7 DUE 09-15-2012BEO	90,000	88,835	95,349
CIN GAS & ELEC CO DEB SER A 5.4 DUE 06-15-2033/06-14-2033 REG	55,000	54,919	52,510
CIN GAS & ELEC CO DEB SER B 5.375 DUE 06-15-2033/06-14-2033 REG	40,000	39,758	38,049
CITIBANK CR CARD ISSUANCE TR NT CL 2000-C1 7.44999980927 DUE 09-17-2007 BEO	275,000	274,527	283,272
CITIBANK CR CARD ISSUANCE TR NT CL 2001-C3 6.65000009537 DUE 05-15-2008 BEO	600,000	649,031	624,265
CLEAR CHANNEL COMMUNICATIONS INC 4.25 DUE 05-15-2009 BEO	275,000	267,432	272,217
CLEAR CHANNEL COMMUNICATIONS INC NT 4.5%DUE 01-15-2010/11-22-2004 BEO	565,000	562,344	559,810
CLEAR CHANNEL COMMUNICATIONS INC SR NT 7.65 DUE 09-15-2010 BEO	140,000	150,492	159,295
CMO BEAR STEARNS COML MTG SECS INC 2003-TOP12 CL A3 4.24 DUE 08-13-2039 REG	305,000	306,671	303,153
CMO DLJ COML MTG CORP COML MTG PASSTHRU CTF 1998-CF2 B-1 VAR DUE 11-12-2031	290,000	313,676	316,246
CMO DLJ COML MTG CORP PASS THRU CTF 1999-CG1 CL A-1A 6.08 8-10-2008 BEO	228,496	247,990	236,899

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
CMO LB COML CONDUIT MTG TR 1999-C1 MTG P/T CTF CL B 6.93 DUE 04-15-2009 BEO	220,000	246,778	244,199
CMO MORGAN STANLEY CAP I INC PASSTHRU CTF 1999-RM1 CL A-2 6.71 DUE 12-15-2031	550,000	609,415	598,779
COLBS SOUTHN PWR CO SR NT SER B 6.6 DUE 03-01-2033/02-28-2033 BEO	30,000	34,339	33,560
COMCAST CABLE COMMUNICATIONS INC COMCASTCABLE COMM 6.75 DUE 01-30-2011 BEO	50,000	55,955	56,149
COMCAST CORP NEW NT 5.5 DUE 03-15-2011/03-14-2011 BEO	280,000	294,439	295,947
COMCAST CORP NEW NT DTD 01/10/2003 6.5 DUE 01-15-2015 BEO	170,000	170,326	188,965
COMM GROUP INC MASS SR NT 5.95 DUE 12-09-2013 REG	130,000	131,180	132,972
CONS NAT GAS CO 5 DUE 03-01-2014 BEO	40,000	39,744	40,094
CONS NAT GAS CO SR NT SER C 6.25 DUE 11-01-2011 BEO	145,000	148,751	159,156
CONSOLIDATED NAT GAS CO SR NT 5% DUE 12-01-2014/11-18-2004 BEO	160,000	160,219	160,153
CONSOLIDATED NAT GAS CO SR NT 5% DUE 12-01-2014/11-18-2004 BEO	35,000	35,463	35,034
CONSTELLATION ENERGY GROUP INC 7.6 DUE 04-01-2032 BEO	145,000	163,026	175,382
CONSUMERS ENERGY CO 1ST MTG BD 5% DUE 03-15-2015/12-13-2004 REG	115,000	114,808	114,384
CONVERGYS CORP SR NT 4.875% DUE 12-15-2009/12-21-2004 BEO	180,000	179,624	179,179
CSX CORP CSX CORP2750 021506 2.75 DUE 02-15-2006 BEO	85,000	85,003	84,270
CSX CORP DEB 9% DUE 08-15-2006 REG	50,000	55,398	54,152
CY NATL BK CAL 6.375 DUE 01-15-2008 REG	250,000	232,390	267,082
CY NATL CORP SR NT 5.125 DUE 02-15-2013 BEO	315,000	329,021	318,155
DAIMLER CHRYSLER N AMER HLDG CORP 4.75 MAT 1/15/08 4.75 DUE 01-15-08 BEO	150,000	150,663	153,203

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
DAIMLER CHRYSLER N AMER HLDG CORP SR GBLBD DTD 01/16/2002 7.3 1-15-12BE	110,000	121,016	124,878
DAIMLERCHRYSLER N AMER HLDG CORP 8.5 DUE01-18-2031 BEO	100,000	118,511	124,945
DET EDISON CO 6.125 DUE 10-01-2010 BEO	55,000	54,990	59,997
DEVON FING CORP U L C DEB 7.875 DUE 09-30-2031/09-29-2031 BEO	115,000	139,256	144,794
DLJ COML MTG CORP MTG PASSTHRU CTF 1998-CF2 CL A-1B 6.24 DUE 11-12-2031 BEO	420,000	454,125	452,165
DOMINION RES INC DEL SR NT 5.25 DUE 08-01-2033/07-31-2033 BEO PUT	280,000	271,917	280,506
DOMINION RES INC VA NEW STEP CPN 3.66% DUE 11-15-2006	60,000	60,150	60,103
DUKE ENERGY CORP 1ST & REF MTG BD 3.75 DUE 03-05-2008/03-04-2008 REG	200,000	199,418	199,773
DUKE ENERGY CORP 1ST & REF MTG BD 3.75 DUE 03-05-2008/03-04-2008 REG	70,000	68,780	69,921
DUKE ENERGY CORP 1ST & REF MTG BD 4.5 DUE 04-01-2010 BEO	120,000	119,840	121,417
DUKE RLTY LTD PARTNERSHIP NEW FORMERLY DUKE RLTY LTD PARTNERSHP 3.5 11-1-07 BEO	305,000	303,698	304,096
DUKE-WEEKS RLTY LTD PARTNERSHIP 7.75 DUE11-15-2009 BEO	275,000	324,753	314,782
ENBRIDGE ENERGY PARTNERS L P NT 6.3% DUE12-15-2034/12-03-2004 BEO	155,000	154,600	160,454
ENTERGY GULF STS INC 1ST MTG BD 3.6 DUE 06-01-2008/06-01-2004 REG	75,000	73,632	73,785
ENTERGY GULF STS INC 1ST MTG BD FLTG RATE DUE 12-01-2009/12-01-2006 REG	115,000	114,726	114,923
EOP OPER LTD PARTNERSHIP EOP OPER 4.75 DUE 03-15-2014 BEO	20,000	18,831	19,347
EOP OPER LTD PARTNERSHIP GTD NT 7 DUE 07-15-2011/07-14-2011 BEO	270,000	315,543	304,491
EOP OPER LTD PARTNERSHIP NT 6.763 DUE 06-15-2007/06-14-2007 BEO	105,000	119,557	111,698

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
ERP OPER LTD PARTNERSHIP 7.125 DUE 10-15-2017 REG	100,000	119,607	114,037
ERP OPER LTD PARTNERSHIP EQTY RESDNTL PROP CPN 6.625 3/15/12 6.625 3-15-12 BEO	80,000	92,418	89,233
ERP OPER LTD PARTNERSHIP ERP OPER LP 4.75 DUE 06-15-2009/06-14-2009 BEO	115,000	114,474	117,425
EXELON CORP 6.75 DUE 05-01-2011 BEO	120,000	127,965	134,235
EXXON CAP 6.125 BD DUE 09-08-2008 REG ISIN #XS0045735874 COM #004573587	175,000	197,104	189,216
FEDEX CORP NT 2.65 DUE 04-01-2007 REG	215,000	214,839	210,577
FEDEX CORP NT 2.65 DUE 04-01-2007 REG	115,000	114,914	112,634
FEDT DEPT STORES INC DEL SR NT 6.3 DUE 04-01-2009 BEO	200,000	175,289	216,451
FORD MTR CO DEL DEB 6.625 DUE 10-01-2028BEO	215,000	213,728	200,541
FORD MTR CR CO FORD MOTOR CREDIT CO 5.625% DUE 10-01-2008 BEO	95,000	94,303	97,106
FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011 BEO	595,000	626,886	638,093
FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011 BEO	50,000	48,279	53,621
FORD MTR CR CO FORD MTR CR CO CPN 6.5 MAT 1/25/07 6.5 DUE 01-25-2007 BEO	115,000	121,900	119,582
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 7.875 DUE 06-15-2010 BEO	130,000	147,909	143,229
FORD MTR CR CO SR NT DTD 12/09/2004 5.7%DUE 01-15-2010 BEO	630,000	630,909	635,735
GE GLOBAL INS HLDG CORP NT 7 DUE 02-15-2026 BEO	205,000	215,538	222,617
GEN MLS INC BD DTD 11/20/2002 3.875 DUE 11-30-2007/11-29-2007 BEO	80,000	82,461	80,256
GEN MTRS ACCEP CORP GM 8 DUE 11-01-2031 BEO	250,000	249,474	256,971
GEN MTRS ACCEP CORP NT 4.5 DUE 07-15-2006 BEO	85,000	85,101	85,052
GEN MTRS ACCEP CORP NT DTD 09/12/2001 6.875 DUE 09-15-2011 BEO	840,000	862,760	860,826

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
GEN MTRS ACCEP CORP NT DTD 09/12/2001 6.875 DUE 09-15-2011 BEO	645,000	643,274	660,991
GEN MTRS ACCEP CORP SR NT DTD 08/29/20026.875 DUE 08-28-2012 BEO	655,000	668,624	668,742
GEN MTRS CORP 8.25 DUE 07-15-2023 BEO	135,000	142,351	140,626
GEN MTRS CORP SR NT 8.375 DUE 07-15-2033REG	145,000	153,056	150,232
HALLIBURTON CO SR NT CONV 5.5 DUE 10-15-2010 REG	175,000	180,933	184,324
HEALTHCARE RLTY TR INC HEALTHCARE RLTY 8.125 DUE 05-01-2011 BEO	275,000	333,388	320,354
HRPT PPTYS TR SR NT 6.25% DUE 08-15-2016/08-05-2004 REG	320,000	323,260	337,535
IBP INC NT 7.95 DUE 02-01-2010/01-31-2010 BEO	155,000	177,605	176,511
ICI WILMINGTON INC GTD NT 4.375 DUE 12-01-2008/11-30-2008 REG	90,000	89,710	90,508
ICI WILMINGTON INC GTD NT 4.375 DUE 12-01-2008/11-30-2008 REG	85,000	84,742	85,480
ICI WILMINGTON INC GTD NT 5.625 DUE 12-01-2013 REG	380,000	393,866	393,563
INCO LTD DEB 7.2 DUE 09-15-2032/09-14-2032 BEO	110,000	125,121	128,205
INCO LTD NT 7.75 DUE 05-15-2012/05-14-2012 BEO	145,000	168,847	171,677
INDPLS PWR & LT CO INDPLS PWR LT 6.6 DUE01-01-2034 BEO	80,000	79,982	85,704
INTL FLAVORS & FRAGRANCES INC NT 6.45 DUE 05-15-2006/05-14-2006 REG	375,000	374,295	389,950
INTL PAPER CO NT 5.3 DUE 04-01-2015/03-31-2015 BEO	420,000	418,580	424,928
INTL PAPER CO NT 5.3 DUE 04-01-2015/03-31-2015 BEO	180,000	179,719	182,112
JEFFERIES GROUP INC 7.5 BD DUE 08-15-2007 SR NT SER B	275,000	300,710	300,930
JEFFERIES GROUP INC NEW SR NT 5.5 DUE 03-15-2016/03-14-2016 REG	125,000	124,218	124,267
KERR MCGEE CORP NT 10/03/2001 5.875 DUE 09-15-2006/09-14-2006 BEO	40,000	42,724	41,500
KRAFT FOODS INC GLOBAL NT DTD 11/02/20015.625 DUE 11-01-2011 BEO	505,000	532,417	534,766
KRAFT FOODS INC NT 5.25% DUE 06-01-2007 BEO	110,000	118,817	113,946

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
KRAFT FOODS INC NT 6.25 DUE 06-01-2012 BEO	100,000	103,547	109,777
KROGER CO 8.05 DUE 02-01-2010/01-31-2010BEO	305,000	361,059	357,021
KROGER CO NT 6.8 DUE 04-01-2011 BEO	50,000	49,870	56,348
LAB CORP AMER HLDGS SR NT 5.5 DUE 02-01-2013 BEO	125,000	124,061	129,607
LEUCADIA NATL CORP SR NT 7 DUE 08-15-2013 BEO	250,000	255,478	257,500
LUBRIZOL CORP SR DEB 6.5% DUE 10-01-2034REG	455,000	448,877	463,399
LUBRIZOL CORP SR NT 4.625 DUE 10-01-2009/09-28-2004 REG	170,000	169,849	169,738
MARATHON OIL CORP NT DTD 05/29/2002 5.375 DUE 06-01-2007/05-31-2001 BEO	125,000	132,491	129,984
MARRIOTT INTL INC NT SER E DTD 01/16/2001 7 DUE 01-15-2008 BEO	35,000	34,889	38,152
MARRIOTT INTL INC SR NOTES 8.125 DUE 04-01-2005 BEO	235,000	234,958	237,738
MARSH & MCLENNAN COS INC NT 5.375 DUE 07-15-2014 BEO	310,000	301,588	302,890
MAY DEPT STORES CO 7.875 DUE 03-01-2030 BEO	225,000	224,173	267,098
MAY DEPT STORES CO CO 6.7 DUE 09-15-2028BEO	80,000	68,298	83,830
MAY DEPT STORES CO SR NT 6.65% DUE 07-15-2024/01-15-2005 BEO	260,000	260,390	273,579
MAY DEPT STORES CO SR NT 6.65% DUE 07-15-2024/01-15-2005 BEO	320,000	333,709	336,713
MBNA CORP SR MEDIUM TERM NTS BEO TRANCHE# SR 00056 6.125 DUE 03-01-2013	285,000	286,719	305,442
MBNA CR CARD MASTER NT TR 2001-3 NT CL C6.55000019073% DUE 12-15-2008 BEO	390,000	422,617	406,940
MEADWESTVACO CORP MEADWESTVACO CPN 6.80 MAT 11/15/32 6.8 DUE 11-15-2032 BEO	220,000	238,166	240,489
MOHAWK INDS INC NT 7.2 DUE 04-15-2012/04-14-2012 BEO	70,000	70,191	80,541
MORGAN ST CAP I INC SER 1998-HF1 CL E 7.6 MTG PASSTHRU CTF DUE 02-15-2008	675,000	734,168	741,024

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
NATL CY BK CLEV OH MEDIUM TERM BK NTS BOOK ENTRY MTN 4.15 DUE 08-01-2009	340,000	339,252	339,862
NEWELL RUBBERMAID INC NT 4 DUE 05-01-2010/04-30-2010 BEO	105,000	104,634	101,893
NEWS AMER HLDGS INC 7.75 DUE 02-01-2024 REG	150,000	154,369	177,933
NEWS AMER HLDGS INC 8.875 DUE 04-26-2023REG	25,000	29,830	32,503
NEWS AMER INC SR DEB 7.28 DUE 06-30-2028BEO	65,000	64,119	74,283
NISOURCE FIN CORP GTD NT DTD 11/14/2000 7.875 DUE 11-15-2010 BEO	200,000	235,226	235,116
NISOURCE FIN CORP NT DUE 11-23-2009/11-23-2006 REG	125,000	125,000	124,826
NORFOLK SOUTHN CORP 7.05 NT DUE 05-01-2037 PUTTABLE 5-1-2004 @ PAR	70,000	78,390	81,849
NORFOLK SOUTHN CORP 7.35 NT DUE 05-15-2007	85,000	93,704	91,996
NORFOLK SOUTHN CORP NT DTD 02/06/2001 6.75 DUE 02-15-2011 BEO	105,000	117,700	118,332
NORTHROP GRUMMAN CORP SR NT 4.079 DUE 11-16-2006 REG	125,000	126,830	126,263
OH EDISON CO SR NT 5.45 DUE 05-01-2015 REG	120,000	122,974	121,722
OH PWR CO SR NT SER E 6.6 DUE 02-15-2033/02-14-2033 BEO	105,000	107,152	117,454
PACIFIC GAS & ELEC CO 1ST MTG BD 3.6% DUE 03-01-2009 REG	110,000	109,893	108,174
PACIFIC GAS & ELEC CO 1ST MTG BD 6.05% DUE 03-01-2034/03-23-2004 REG	185,000	182,700	192,144
PANHANDLE EASTN PIPE LINE CO SR NT SER B2.75 DUE 03-15-2007/03-14-2007 REG	60,000	59,415	58,750
PEMEX PROJ FDG MASTER TR GTD NT 8 DUE 11-15-2011 BEO	50,000	57,688	57,550
PEMEX PROJ FDG MASTER TR MTN GTD NT 8.625% DUE 02-01-2022	75,000	78,816	87,263
PEMEX PROJ FDG MASTER TR MTN GTD NT 8.625% DUE 02-01-2022	245,000	258,939	285,058
PEPCO HLDGS INC NT 5.5 DUE 08-15-2007/08-14-2007 BEO	230,000	242,689	239,181
PHILIP MORRIS COS INC 7.75 DEB DUE 01-15-2027	135,000	141,449	151,520

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
PROLOGIS TR NT DTD 04/26/1999 7.1 DUE 04-15-2008 BEO	280,000	310,215	307,128
PVTPL ACLC FRANCHISE LN RECEIVABLES TR 1997-A CL A-1 144A 7.12 09-17-2012 BEO	114,114	114,188	123,661
PVTPL BAE SYS HLDGS INC GTD NT 144A 6.4 DUE 12-15-2011 BEO	465,000	509,422	521,172
PVTPL CBA CAP TR I BD 144A 5.805 DUE 12-31-2049/06-30-2015 BEO	600,000	600,000	624,618
PVTPL COX COMMUNICATIONS INC NEW COX COMMUN INC 4.625% DUE 01-15-2010 BEO	150,000	149,844	149,654
PVTPL ERAC USA FIN CO NT 7.95 DUE 12-15-2009 BEO	255,000	306,663	296,102
PVTPL FARMERS EXCHANGE CAP TR SURP NT SECS 144A 7.05 DUE 07-15-2028 REG	480,000	479,452	491,656
PVTPL GLENCORE FDG LLC GLENCORE FDG LLC NT 144A \ 6% DUE 04-15-2014 BEO	385,000	380,128	372,479
PVTPL HEINZ H J CO DEALER REMARKETABLE SECS-DRS 144A VAR RT DUE 11-15-2020 BEO	305,000	313,691	312,486
PVTPL HERITAGE PPTY INVT TR INC NT 144A 4.5% DUE 10-15-2009/10-15-2004 BEO	475,000	475,196	469,500
PVTPL HYATT EQUITIES L L C NT 144A 6.875DUE 06-15-2007/06-14-2007 BEO	170,000	170,958	178,863
PVTPL JONES APPAREL GROUP INC / JONES APPAREL SR NT 144A 6.125 11-15-2034BEO	380,000	379,331	377,654
PVTPL MILLER BREWING CO GTD NT 144A 4.25DUE 08-15-2008 BEO	145,000	146,959	146,318
PVTPL NEWS AMER INC BD 144A 5.3% DUE 12-15-2014 BEO	355,000	354,744	359,189
PVTPL PHOENIX LIFE INS CO SURPLUS NT 144A 7.15% DUE 12-15-2034/12-15-2004 BEO	225,000	223,598	224,434
PVTPL SEALED AIR CORP NEW 144A 5.625 DUE07-15-2013 BEO	160,000	164,187	165,523
PVTPL SEALED AIR CORP NEW 144A 5.625 DUE07-15-2013 BEO	180,000	179,409	186,213
PVTPL SIMON PPTY GROUP L P NT 4.875% DUE08-15-2010 BEO	225,000	223,958	229,338
PVTPL TATE & LYLE INTL FIN PLC 144A 5% DUE 11-15-2014/11-23-2004 BEO	255,000	252,335	252,502

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
PVTPL TELECOM ITALIA CAP 4 DUE 01-15-2010 BEO	195,000	193,118	191,195
PVTPL TELECOM ITALIA CAP 4 DUE 01-15-2010 BEO	105,000	103,346	102,951
RAYTHEON CO NT 8.3 DUE 03-01-2010 BEO	200,000	229,581	236,999
RAYTHEON CO NT DTD 11/15/2002 5.5 DUE 11-15-2012/11-14-2012 BEO	70,000	71,486	73,906
REP SVCS INC 6.75 DUE 08-15-2011 BEO	250,000	249,458	280,818
REP SVCS INC NT 7.125 DUE 05-15-2009 BEO	135,000	142,885	150,511
SAFEWAY INC 4.125 DUE 11-01-2008/10-31-2008 BEO	225,000	224,908	223,679
SAFEWAY INC NT 2012 5.8 DUE 08-15-2012/08-14-2012 BEO	55,000	57,560	58,061
SHURGARD STORAGE CTRS INC NT 7.75% DUE 02-22-2011/02-21-2011 BEO	245,000	281,334	279,071
SOUTHN CAL EDISON CO 1ST & REF MTG BD SER 2004-F 4.65 DUE 04-01-2015 REG	135,000	134,538	132,437
SOUTHN CAL EDISON CO SOUTHN CA EDISON CO5 DUE 01-15-2014/01-14-2014 BEO	30,000	29,953	30,485
SPRINT CAP CORP NT 8.75 DUE 03-15-2032 BEO	485,000	584,355	646,170
SPRINT CAP CORP NT 8.75 DUE 03-15-2032 BEO	125,000	155,055	166,539
SPRINT CAP CORP NT 8.75 DUE 03-15-2032 BEO	50,000	62,722	66,615
TCI COMMUNICATIONS INC 7.875 DUE 02-15-2026 REG	85,000	87,452	104,382
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG	75,000	85,981	94,028
TIME WARNER INC DEB DTD 11/23/1998 6.625DUE 05-15-2029 BEO	255,000	251,790	274,765
TURNER BROADCASTING SYS INC SR NT 8.375 DUE 07-01-2013 REG	100,000	119,568	123,215
TX EASTN TRANSM CORP SR NT 2032 7 DUE 07-15-2032/07-14-2032 BEO	95,000	103,578	109,135
TXU ENERGY CO LLC SR NT DTD 03/11/2003 7DUE 03-15-2013 BEO	90,000	94,734	100,517
TYSON FOODS INC NT 8.25 DUE 10-01-2011 BEO	65,000	77,129	77,184
UN PAC CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00164 6.79 DUE 11-09-2007	105,000	122,597	112,965

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
UN PAC CORP UN PAC CORP NT 3.625 DUE 06-01-2010/05-31-2010 BEO	105,000	104,475	101,041
US AIR INC ENHANCED EQP NT CL A 6.76 4-15-08/04 REG SF 4-15-04 BD IN DEFAULT	599,842	582,551	58,485
USA WASTE SVCS INC 7 DUE 07-15-2028 REG	70,000	71,700	78,953
USAA AUTO OWNER TR 2004-3 AST BACKED NT CL A-1 2.33649992943 DUE 11-15-2005 REG	513,576	513,576	513,393
VA ELEC & PWR CO 2002 SR NT SER A 5.375 DUE 02-01-2007 BEO	65,000	64,713	67,331
WA MUT INC 4.625 DUE 04-01-2014 BEO	775,000	770,265	740,941
WA MUT INC SUB NT 8.25 DUE 04-01-2010 BEO	245,000	268,019	286,635
WASTE MGMT INC DEL SR NT 6.875 DUE 05-15-2009 BEO	220,000	244,837	243,755
WELLPOINT HLTH NETWORKS INC NEW NT DTD 06/15/2001 6.375 DUE 06-15-2006 BEO	145,000	144,917	150,981
WESTVACO CORP DEL WESTVACO CORP 7.95 02-15-2031 7.95 DUE 02-15-2031 BEO	115,000	137,178	140,489
WEYERHAEUSER CO NT 6 DUE 08-01-2006/07-31-2006 BEO	70,000	74,474	72,742
WEYERHAEUSER CO NT 6.125% DUE 03-15-2007/09-15-2002 BEO	48,000	53,184	50,541
WEYERHAEUSER CO NT 6.75 DUE 03-15-2012/03-12-2002 BEO	35,000	37,135	39,439
WHOLE AUTO LN TR SER 2004-1 CL A-1 2.15000009537% DUE 11-15-2005 REG	932,034	932,034	931,164
XTO ENERGY INC SR NT 7.5 DUE 04-15-2012/04-14-2012 BEO	280,000	322,630	327,658
ZIONS BANCORPORATION DESCRIPTION NOT AVAIL 2.7 DUE 05-01-2006 BEO	390,000	389,610	386,668
ZIONS BANCORPORATION SUB NT 6 DUE 09-15-2015 BEO	295,000	294,421	314,468
		52,681,659	53,033,390
Corporate Stock - Preferred (SOLSIP)	Shares		
FNMA PFD SER O VAR RATE	2,050	102,500	116,081
US AIRWAYS GROUP INC PFD SER A NEW	164	-	164
		102,500	116,245

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
	Corporate Stock - Common (SOLSIP)	Shares		
	MCI INC COM COM	4	508	81
			508	**81**
	Value of Interest in Common Collective Trusts (SOLSIP)	Shares		
*	COLTV STIF	1,021,113	1,021,113	1,021,113
*	COLTV STIF	8,267,015	8,267,015	8,267,015
*	COLTV STIF	1,839,254	1,839,254	1,839,254
*	COLTV STIF	892	892	892
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	374,334	108,200,106	118,942,709
			119,328,380	**130,070,983**
	Value of Interest in Registered Investments Companies (SOLSIP)	Shares		
	MFO MORGAN STANLEY INSTL FD TR ADVISORY MTG PORTFOLIO INSTL CL	7,367,327	76,731,982	72,936,535
			76,731,982	**72,936,535**
	Other (SOLSIP)	Shares		
	ONT PROV CDA GLOBAL 2.6500000 20061215 20031126 2.65 DUE 12-15-2006 BEO	585,000	583,015	577,954
	QUE PROV CDA NT DTD 05/05/2004 4.875 DUE05-05-2014 REG	505,000	512,277	513,225
	QUEBEC PROV CDA GLOBAL NT DTD 07/17/20025% DUE 07-17-2009 BEO	170,000	169,009	177,577
	UTD MEXICAN STS MEDIUM TERM NTS BOOK #TR 00006 8.375 01-14-2011 REG	130,000	153,725	152,685
	UTD MEXICAN STS MEDIUM TERM NTS BOOK 8.3DUE 08-15-2031 BEO	275,000	301,172	322,300
	UTD MEXICAN STS MEDIUM TERM NTS BOOK ENTRY 6.75 DUE 09-27-2034 REG	285,000	274,972	281,438
	UTD MEXICAN STS MEDIUM TERM NTS BOOK TRANCHE # TR 00009 8 DUE 09-24-2022 REG	295,000	293,352	340,283
	BADGER TOB AST SECURITIZATION CORP WIS AST-BKD 6.125 DUE 06-01-2027 BEO	195,000	178,977	194,399

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
GOLDEN ST TOB SECURITIZATION CORP CAL 5 DUE 06-01-2021 BEO	240,000	233,400	242,026
IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024 N/C	485,000	455,231	468,263
NY N Y PRERFD-TAXABLE-SER C 7.55 DUE 11-15-2020 BEO TAXABLE	1,010,000	1,132,473	1,126,756
OTC 993USD45 USTN 3.0% 2/09 E-CALL OPTN EXP 02/18/05 W/STRK PR @101-03+	4,700,000	27,539	367
OTC 993USD69 USTN 4.25% 8/14 PUT OPTION EXP 12/01/04 W/STRK PR @99-17	2,430,000	41,006	13,100
OTC 993USD79 UST PUT 4.25 11/14 OPTION EXP 03/02/05 W/STRK 98-002	1,200,000	17,063	5,292
OTC 993USD81 UST CALL 4.25 11/14 OPTION EXP 03/02/05 W/STRK 99-28	1,175,000	8,078	799,000
OTC 993USD82 UST CALL 4.25 11/14 OPTION EXP 03/02/05 W/STRK 101-13	2,350,000	(8,078)	(799,000)
SAC CNTY CAL PENSION FDG CARS-TAXABLE-SER C-1 07-10-2030/06 BEO	475,000	443,451	450,476
WI ST GEN FD ANNUAL APPR 5.7 DUE 05-01-2026 REG TAXABLE	150,000	152,836	157,800
		4,969,498	**5,023,941**

Receivables, Payables, and Non-Interest Bearing Cash (SOLSIP)

	Cost	Current value
Accrued Income	2,674,881	2,674,881
Pending trade sales: UNITED STATES DOLLARS	3,741,586	3,741,586
OTC 993USD80 UST PUT 4.25 11/14 OPTION EXP 03/02/05 W/STRK 96-062	(17,063)	(3,072)
Pending trade purchases: UNITED STATES DOLLARS	(29,125,866)	(29,125,866)
Pending trade purchases: UNITED STATES DOLLARS	(8,522,393)	(8,522,393)
	(31,248,855)	**(31,234,864)**

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 43-1781797

Plan 003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date rate of interest, collateral par or maturity	Cost	Current value
Insurance Contracts				
	Total Synthetic Insurance Contract Assets (Sum of SOLSIP amounts above)			486,655,773
	Wrapper Contract Values:			
	UBS WARBURG BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #3068,			(5,537,293)
	JP MORGAN CHASE BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #A SOLUTIA 02			(5,537,293)
	JP MORGAN CHASE BANK BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #435993			(5,537,293)
	UBS WARBURG BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #3068,	5.48%	156,681,298	156,681,298
	JP MORGAN CHASE BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #A SOLUTIA 02	5.48%	156,681,298	156,681,298
	JP MORGAN CHASE BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #435993	5.48%	156,681,298	156,681,298
			470,043,894	**470,043,894**
Participant Loans				
*	Loans to Participants	2,666 loans outstanding with interest rates ranging from 4.00% to 9.50% and maturities occuring from 2005 to 2010	13,721,633	13,721,633
Total Investments			**1,017,859,654**	**1,028,834,203**

* Represents party in interest to the Plan as defined by ERISA.

Schedule 2

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, ITEM 4(j)—SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2004

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(j) - Schedule of Reportable Transactions

Year Ended December 31, 2004

EIN: 43-1781797

Plan 003

	Identity of Party Involved	Description of asset	Number of Transactions	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
*	The Northern Trust Company	Collective STIF	2,000	948,810,754	—	—	—	948,810,754	948,810,754	—
*	The Northern Trust Company	Collective STIF	2,360	—	954,005,562	—	—	954,005,562	954,005,562	—
	MFO Mellon Bank N.A.	EB Daily Liquidity Index Fund	128	64,207,856	—	—	—	64,207,856	64,207,856	—
	MFO Mellon Bank N.A.	EB Daily Liquidity Index Fund	135	—	72,956,747	—	—	70,067,856	72,956,747	2,888,891

* Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLUTIA INC. SAVINGS AND
INVESTMENT PLAN

By: Nancy Stemme

Nancy Stemme
Director of Human Resources Planning
Solutia Inc.

June 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Solutia Inc.:

We consent to the incorporation by reference in Registration Statement Nos. 333-34589 and 333-74465 on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the Solutia Inc. Savings and Investment Plan for the year ended December 31, 2004.

Deloitte + Touche LLP

St. Louis, Missouri
June 24, 2005